UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                            Spirit Exploration, Inc.
--------------------------------------------------------------------------------
                  (Name of Small Business Issuer in its charter)


             Nevada                                   20-8002426
--------------------------------------------------------------------------------
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)


   118 Howe St, Victoria, BC, Canada                   V8V 4K4
--------------------------------------------------------------------------------
(Address of principal executive offices)              (Zip Code)


Issuer's telephone number (250) 384-2077
                          --------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                    Name of each exchange on which
     to be so registered                    each class is to be registered

  None            N/A
-----------------------------------         ------------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:

  Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                                (Title of Class)

TABLE OF CONTENTS

PART I

Item 1. Description of Business. ..............................................3

Item 2. Management's Discussion and Analysis or Plan of Operation. ...........31

Item 3. Description of Property. .............................................39

Item 4. Security Ownership of Certain Beneficial Owners and Management. ......40

Item 5. Directors and Executive Officers, Promoters and Control Persons. .....41

Item 6. Executive Compensation. ..............................................43

Item 7. Certain Relationships and Related Transactions and
        Director Independence. ...............................................45

Item 8. Description of Securities. ...........................................46

PART II

Item 1. Market Price of and Dividends on the Registrant's Common
        Equity andRelated Stockholder Matters. ...............................48

Item 2. Legal Proceedings. ...................................................49

Item 3. Changes in and Disagreements with Accountants. .......................49

Item 4. Recent Sales of Unregistered Securities. .............................50

Item 5. Indemnification of Directors and Officers. ...........................52

PART F/S:  Financial Statements. .............................................53

PART III

Item 1. Index to Exhibits. ...................................................54

Item 2. Description of Exhibits. .............................................55

PART I
ITEM 1. DESCRIPTION OF BUSINESS.

A.     BUSINESS  DEVELOPMENT.

Spirit Exploration, Inc. (an exploration stage company) (the "Company"), through its 99% owned subsidiary ECUADORGOLDCORP, S.A. ("Ecuadorgold"), is a natural resource exploration company with an objective of acquiring, exploring and if warranted and feasible, developing natural resource properties. Activities during the exploration stage include developing the business plan, raising capital, acquiring mining properties in Ecuador.

Spirit Exploration, Inc. was incorporated on March 10, 1970 in the state of Utah, and reincorporation in the state of Nevada on March 24, 1998. In 2006 the name was changed to Spirit Exploration, Inc. The Company currently trades on the "pink sheets" under the symbol "SPXP.PK".

History of the Company

The Company was originally incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly put into production certain oil and mineral deposits. The Company was unable to raise development money and the Company's operations ceased and the mineral deposits were abandoned. On June 4, 1997 the Company acquired Krystar International Ltd. (Krystar) in exchange for 6,000,000 shares of common stock. Krystar had proprietary ownership of a technology that transported minerals using Boundary Air/Laminar Flow Technology. On September 24, 1997, the Board of Directors of the Company discontinued the operations of Krystar and the 6,000,000 shares of common stock were cancelled. On June 23, 1997, the Company acquired all of the outstanding shares of Chow's Consulting Corporation for 90,000 common shares of its common stock. The only asset of Chow's was a mining claim that has since been deemed worthless and Chow's was dissolved.

On October 14, 1997 the Company changed its name from Dynasty Oil and Minerals Corporation to Global Telephone Communication, Inc. The Company's focus at that time was to seek and develop opportunities in the IT (Information Technology), telecommunications, and Internet industries. On March 24, 1998, the Company reincorporated in Nevada by merging into Global Telephone Communication, Inc., a newly formed Nevada corporation.

Prior to approximately January 1, 2003, the Company as Global Telephone Communication, Inc. was an operating company with its common shares listed for trading on the OTCBB market. The company failed to remain current on its SEC filing requirements and as a result was demoted to the Pink Sheets. The Company has not filed any periodic reports since the report filed for the quarter ended September 30, 2002. Subsequently, the Company ceased all business operations and has been dormant since approximately January 1, 2003. During the same period, all the Company's officers and directors ceased acting on behalf of the Company and abandoned their obligations to the Company and its shareholders. As a result, the Company was considered to be dormant from approximately January 1, 2003 to December 31, 2005.

Since January 1, 2006, the Company is in the exploration stage and has commenced its current business plan. The Company formed and is the 99% owner of ECUADORGOLDCORP, S.A., an Ecuadorian corporation which is the operating subsidiary of the Corporation. ECUADORGOLDCORP, S.A. is the entity undertaking the Company's mining operations in Ecuador. The Company's common shares are currently listed for trading on the Pink Sheets under the symbol SPXP.PK.

B.     BUSINESS OF THE COMPANY



SUMMARY

Spirit Exploration, Inc., a Nevada Corporation, is an early production mining company. Through our subsidiary Ecuadorgoldcorp, of which we own 99%, we are in the business of acquiring, exploring and developing mineral (gold, silver, copper) concessions in Ecuador.

We are in the process of bringing several mines into production. We have acquired, and we have options to acquire, a diverse range of mineral production and exploration properties in Ecuador. Included in these properties are several land packages that can easily be joint-ventured, allowing us to advance these properties with little of our own capital while still participating in the upside.

SPIRIT'S  BUSINESS  STRATEGY

Our  primary  business  strategies  are  as  follows:

- To acquire existing mines and processing facilities that can be upgraded inexpensively and produce significant cash flow quickly;

- To establish strong in country ties and partnerships to get an inside track on new acquisitions; we have local "agents" working on our behalf in all the gold camps accumulating the best land packages;

- To structure acquisitions to minimize upfront cash payments thereby maximizing exploration funds; we have negotiated favorable acquisition terms that allow us to preserve cash and fully test our optioned properties;

- To establish a large strategic land position in the major gold camps of Southern Ecuador: near Aurelian's Del Norte Discovery, Nambija and Portovelo. To cost effectively conduct mineral exploration by joint venturing which allows us to advance these properties with little of our own capital while still participating in the upside; and

- To build strong local relations and take advantage of local knowledge and cost effective local mining and administrative talent.

MINERAL  RESOURCES

Spirit has finalized the acquisition of three mines and a flotation processing plant in Southern Ecuador - the "Muluncay Project." The initial acquisitions provide properties from which Spirit can start producing gold immediately. These acquisitions are presently being upgraded.

This  area  has  historically  yielded in excess of 4.5 million oz. of gold from epithermal gold/silver vein systems. Spirit's holding encompasses 2100 hectares. Spirit has also acquired another concession - the "Maria Olivia Project" - in the same region. Both the Muluncay Project and the Maria Olivia Project are open to depth and we believe could yield substantial reserves.

We plan on building our reserve base with an extensive underground drilling program. Spirit Exploration has acquired and has options to acquire other mineral production and exploration properties as referenced more fully below in Ecuador totaling in excess of 80,000 hectares. These optioned properties include Fierro Urco I, Fierro Urco II and Campo de Oro.

The  Muluncay  Project
----------------------

The Muluncay Project is the Company's principle concession where most of our resources will initially be allocated.

There is an old adage in the mining business: look for new deposits near old deposits. This is why the Company has entered into the mining business in Ecuador and more particularly in the Portovelo area. Within El Oro Province the Portovelo-Zaruma-Muluncay mining camp has conservatively produced in excess of
4.5  million  ounces  of  gold  since  1905.

We have finalized the acquisition of three mines and a flotation processing plant in Southern Ecuador - the Muluncay Project. These acquisitions provide properties from which we are already producing gold. While we have already produced our first shipment of concentrate, it has become apparent that an upgrade to our processing capacity is necessary to take advantage of the tremendous opportunity presented at Muluncay. These mines and processing plant are presently being upgraded.

We have begun the modernization of our mining methods (formerly pick and shovel) and have slashed the mine out to an eight by eight tunnel to install water, electricity and air to be able to employ pneumatic equipment for efficiency and higher production.

Description  and  Location

The Company has acquired the workings contained by the Aguacate Mine from Sr. Manuel Lopez of Muluncay, Province of El Oro, state of Ecuador. This is located within the centre of the Muluncay concession. The Muluncay concession lies in the centre of the Portovelo-Zaruma mining camp, which is found in the cantons of Ayapamba and Paccha, Province of El Oro, southern Ecuador. It is centered at Latitude 03 36' 30" South and Longitude 79 40' West. It covers an area of 374 hectares.

Boundary co-ordinates for the Muluncay Project are found in Table immediately below. These are based on a metric UTM grid system referenced to PSAD-56 datum and geographic zone 17.

                          Muluncay Boundary Coordinates
                          -----------------------------

                            EASTING - M  NORTHING - M
                            -----------  ------------
                            652000            9599400
                            -----------  ------------
                            653100            9599400
                            -----------  ------------
                            653100            9596800
                            -----------  ------------
                            651600            9596800
                            -----------  ------------
                            651600            9599000
                            -----------  ------------
                            652000            9599000
                            -----------  ------------
                            652000            9599400
                            -----------  ------------

The Muluncay Project is situated about 109 miles southeast and 37 miles east of the major Pacific port cities of Guayaquil and Machala, respectively. It lies on the western slope of the Andes Mountains, part of the Western Cordillera which runs the length of the west coast of North and South America.

Accessibility,  Climate,  Physiography,  Local  Resources  and  Infrastruture

Access to the district from the coast is by a paved two lane road in good condition. It is approximately a two hour drive from the coastal city of Machala to the town of Portovelo, at the confluence of the Rio Amarillo and Rio Calera. From within the district access to most of the properties, including the Muluncay concession, is by secondary one to two lane paved roads which often continue to specific sites by tertiary single lane gravel roads, usually though not always in good enough condition for two wheel drive vehicles.

Access  to  these  sites  from  Portovelo  takes  approximately  30  minutes.

The climate is subtropical and humid with temperatures ranging from 64 to 86 F. Yearly rainfall averages 52 inches, with heaviest rainfalls occurring in the months from January to June.

                               [GRAPHIC OMITED]

Within the district, hill slopes are moderately steep to very steep with elevations ranging from the 3100 to 5400 feet above sea level. The Portovelo-Zaruma-Ayapamba district is traditionally an underground mining camp. Those areas not disturbed by mining activity are used for farmlands, grazing and local minor secondary forestry. Any early stages of surface exploration work carried out by the Company will involve minimal disruption to current surface activities. Underground exploration, including additional drifting, sampling, mapping and possible drilling should have even less of an effect than the surface work.

Typical Topography and Vegetation, area of Muluncay Concession

The population within the project area is approximately 50,000. Zaruma, with a population of 29,000, and Portovelo, with a population of 14,000 make up the majority, but there are numerous small villages of a few hundred people each (e.g. Ayapamba, Muluncay). The population has extensive experience in the recognition and mining of narrow vein high-grade gold deposits, making them a valuable asset for future exploration, development and production throughout the entire region. Hotels, food and material supplies, communication resources, public security and government institution representatives are all available locally, and in Pin s, approximately a 12 mile distance to the west. High-tension power lines providing electricity are connected to both Zaruma and Portovelo. Cell phone use in this area allows communication with major centers in the country. The Rio Amarillo and Rio Calera rivers are able to supply adequate water for large scale mining operations throughout the year.

History

The hills of Portovelo, Zaruma and Ayapamba have been mined for gold and silver for centuries. The Incas were already extracting gold and silver in the area with hydraulic mining of the oxidized parts of veins when Mercadillo, one of Pizzarro s force, followed the Rio Amarillo upstream, encountered the Inca mine and founded the town of Zaruma in 1549 (Holly and Maynard, 2006).

Exploitation of the Zaruma and Portovelo districts continued during the time of Spanish colonization until 1870 when an Ecuadorian-Chilean mining company was established. Operational rights were immediately acquired by Southern American Development

Company (SADCO), a subsidiary of a major American mining company. SADCO operated the mines from 1897 to 1950 by gaining control of the district's main gold deposits in 1897. The most extensively mined of these workings was the Grand Shaft on the Casa Negra concession, on the eastern edge of the town of Portovelo. Exploration programs of SADCO commenced in 1896 and brought the Grand Mine into production at 108 tons a day in 1905. The mine was subsequently deepened to 13 levels, 2,600 feet below the uppermost workings.

In the 53 years that followed, SADCO recovered some 3.5 million ounces of gold and 12 million ounces of silver from 7.6 million tons of ore at a cut-off grade of 14.6 g/T Au and 48.9 g/T Ag. The lower levels of the Grand Mine were flooded in 1944, and facing increasing costs, taxes and a complicated political situation, SADCO withdrew from Ecuador in 1950. A state-owned company, CIMA, took over the mining operations in the area until 1980, and it is estimated to have produced a further 375,000 ounces of gold by 1965.

In 1984, thousands of poverty-stricken miners invaded the old SADCO pits and small-scale and artisanal mining has been going on in the area ever since. An additional 35,000 to 50,000 ounces of gold has been produced each year since then by informal miners, small-scale operating mining societies and family-owned operations. Statistical information from the 1990 s reported that mining from the Zaruma and Portovelo areas totaled 3 million tons.

In the mid-1990s several overseas companies attempted to consolidate the area and carried out systematic exploration programs. From 1995 to 1996 TVX Corporation, a Canadian exploration company, conducted underground and surface mapping. After TVX Corp. withdrew from Ecuador in 1998 all information was acquired by IAMGOLD. IAMGOLD continued with more extensive exploration programs including surface trenching, surface and underground sampling, surveying, diamond drilling and geological modelling.

In November 2006, Minera Nevada S.A. acquired a 100% interest in the Aguacate Mine within the Muluncay concession, giving it the right to mine within the concession. This interest was subsequently acquired by the Company.

Geological  Setting  of  the  Region

Regional geology of the southern part of Ecuador consists of basement rocks of the Triassic age Tahuin Series. These include San Roque Formation medium- to high-grade gneisses, schists and amphibolites overlain by a thick sequence of Capiro Formation low-grade mica schists, phyllites and quartzites, with a minor component of interfingering volcanic rocks.

This metamorphic basement is unconformably overlain by a thick sequence of Lower Cretaceous age Celica Formation, massive homogeneous volcanic lavas and tuffs. These are of andesite composition and are intercalated with minor sedimentary layers.

The Celica Formation is intruded by small plutons of diorite to granodiorite composition, also Lower Cretaceous in age. This entire mass has been interpreted as a continental volcanic arc. All of these units are capped unconformably by Tertiary (Oligocene age) Saraguro Formation felsic volcanic lavas and pyroclastics, and by later Miocene age Chincillo Formation (currently referenced as Pisayambo Formation) rhyolite flows and pyroclastic.

There are two major regional faults. These are the Pin s Fault and the Puente Busa -Palestina Fault. These faults have produced three tectonic blocks which have exposed bedrock to different depths. Between these two faults exposure consists of Celica Formation mafic to intermediate volcanics. Within the Celica Formation is a thick series of andesitic lavas termed the Portovelo Series which occurs along a central N-S trending axis. These lavas act as host rocks to most of the vein systems in the Portovelo-Zaruma-Ayapamba region.

Recent mapping has shown that the Celica Formation is unconformably overlain by two hydrothermally altered volcanic series, and is crosscut by their subvolcanic feeder systems. These volcanics are composed of intermediate pyroclastics and breccias, crosscut by younger small rhyolite stocks, dykes and sills. These rhyolitic rocks are concentrated along two NW trends in the central mountain ranges (Zaruma-Urca and Santa Barbara) and are due to resistant weathering caused by regional silicification. Most of the district vein-cavity fillings, including base- and precious metals mineralization, are closely associated with this volcanic activity.

Significant structures in the district include NW, NE and N-S trending high- and low-angle faults and circular structures. The N-S trending veins, dipping generally 70 to 90 NE, are the dominant, though not the only, structures for hosting gold, silver, lead, zinc and copper mineralization in the district. They are bound to the SW by the NW-trending Pinas Fault. The Puente Busa -Palestina Fault lies directly NE of the centre of the district and does not interfere with the continuity of either faults, veins or mineralization beyond it to the NE.

Concentric district-size zones of propylitic, argillic, silicic and sericitic alteration cover the region and represent the collapse of a Miocene age volcano and the formation of a caldera. Supergene enrichment of gold mineralization is recognized in certain areas by the presence of strong patches of argillic alteration. Silicification represents the core of this alteration "aureole". Silicification formed in two stages. One type, associated with most of the gold-silver-base metals mineralization, is related to the Portovelo-Zaruma axis. The second type is found in the Santa Barbara Mountain and is associated with rhyolite dykes and plugs, and with intense argillic alteration. A third type of silicification is found as wallrock alteration haloes of quartz-chlorite-sericite-adularia-calcite-(pyrite).

Geological  Setting  of  the  Muluncay  Concession

Bedrock underlying the Muluncay concession consists of Lower Cretaceous age Celica Formation massive volcanic lavas of andesitic composition. Within these host rocks is a series of sub-parallel structures. These local area structures encompass both those veins found within the Muluncay concession, such as Jen and Cristina. This system of veins is the northern continuation of the large system of veins (e.g. Abundancia, Portovelo) which have been so vigorously mined in the area for the last 400 years.

Deposit  Types

Gold mineralization within the district is considered to be a low- to intermediate sulphidation stage epithermal to upper mesothermal gold-silver-lead-zinc-copper system. Typically this type of mineralizing system includes pyrite-pyrrhotite-arsenopyrite and high-Fe sphalerite. Gangue minerals vary from vein through stockwork to disseminated forms. Gold is typically
associated  with  quartz-adularia   calcite   sericite.  This  contrasts  with
high-sulphidation types which typically contain gold-pyrite-enargite-luzonite-covellite hosted by a leached residual core, with quartz-alunite, kaolin, pyrophyllite or diaspore.

A subset of the low-sulphidation stage assemblage contains pyrite-tetrahedrite/ tennantite-chalcopyrite and low-Fe sphalerite. This subset is also silver and base metal rich compared to low-sulphidation end members. Base metals within the Muluncay veins, as well as within much of the district, mineralization may be an indicator for this intermediate assemblage. It could also indicate (especially the presence of significant galena -(lead)) that the system has reached upper mesothermal depths.

Mineralization  in  the  Region

The gold bearing north-south trending sub-parallel systems of quartz veins occurring within the Portovelo-Zaruma district are found exclusively within the Cretaceous altered andesitic rocks (Portovelo Series). Spatially the mineralization is arranged in three zones. In Zone 1 pyritization with little gold is seen in stockwork, shattering and brecciation around the Santa Barbara and Zaruma Mountains. Zone 2 contains gold-bearing quartz and quartz-adularia veins with abundant sulphides and is found in the Portovelo-Zaruma axis and NE of the Santa Barbara Mountains.

A large aureole of gold-bearing quartz-calcite and quartz-chlorite, with abundant sulphosalts and minor sulphides, representing Zone 3, surrounds the core of sulphide mineralization. Muluncay lies within the NNW continuation of this Zone 2 type of mineralization. Based on the presence of adularia-sericite, the vein textures, the abundance of sulphides and calcite, the mineralization is considered to be part of an adularia-sericite low- to intermediate sulphidation epithermal gold system.

The quartz veins are predominately fault and fracture filling structures exhibiting pinch and swell, branching, composite banding, braided and loop features.

Regionally these mineralized veins extend horizontally for at least nine miles (the Portovelo-Zaruma-Ayapamba region), and have known depths of at least 4,900 feet (from local height of land to known depth of the Casa Negra Concession SADCO Grand

Mine). Past-producing veins in the district range from 23 inches to 26 feet, with an average width of approximately four feet. "Stringers" and narrow veins, as well as silicified wallrock, are virtually untested for their gold potential. As is typical in a standard epithermal gold system, there are some zones of "bonanza-type" high-grade gold mineralization (locally termed "clavos") in the 30 to 200 g/ton range. Clavos of this grade were reported by the owner on the Muluncay concession on one of the major veins (Cristina or Jen).

Most of the known gold is free-milling. Other mineralization includes silver (as electrum, sulphosalts and with galena) and copper-lead-zinc sulphides (chalcopyrite-galena-sphalerite). The dominant north-south strike of the gold bearing quartz veins shows local variations in the proximity of cross faults. To the south of Rio Amarillo, the veins swing in a south-east direction, sub-parallel to the Pinas-Portovelo fault.

Three  main  types of gold bearing veins are present in the district. These are:
1) Quartz veins with disseminated pyrite, minor chlorite as streaks, bands and patches, and 2) Quartz veins with abundant pyrite and subordinate chalcopyrite, galena and sphalerite occurring as bands, patches and coarse disseminations, and
3) Carbonate veins with coarse calcite and calcite-quartz gangue occasionally with coarse galena, sphalerite and chlorite beside ubiquitous pyrite. Visible gold is not a common occurrence within the Portovelo-Zaruma-Ayapamba district. As a general rule, gold occurs as fine particles, often less than 100 mesh in size. According to microscopic studies carried out in the past, gold locally replaces sphalerite. Locally, gold mineralization is present in the wall rock following north-east trending faults and fractures.

Post mineralization faulting along north-west striking cross faults has locally caused displacements of up to 130 feet in several gold bearing structures. Local detailed mapping and drilling is required to trace the continuity of this mineralization.

Mineralization  in  the  Muluncay  Concession

Veins within the Muluncay concession include Jen and Cristina. Other veins exist parallel to these two main structures but are not presently developed. The mineralization in the concession area ranges from a gold:silver ratio of 1:10 near surface to 1:15 at depth. Veins range up to 4,900 feet in strike length, and mines in the immediate area range from 5,400 feet above surface level to 3,100 feet above surface level, giving a known depth of mineralization of at least 2,300 feet. Vein widths range from 1.3 feet to 4.5 feet and are steeply dipping (70 to 90 ) to the northeast.

The Jen and Cristina veins consisted of milky quartz, being hard but brittle, and containing chalcopyrite (copper), sphalerite (zinc) and galena (lead) sulphide minerals. This mineralization is similar to that found in the Portovelo-Zaruma area, where it is quite common. The principal mineral accompanying the gold is pyrite (FeS2), but other minerals include safflorite (CoAs2), proustite (Ag3AsS3), tetrahedrite (Cu3SbS3-4), freibergite ((CuAg2ZnFe)3Sb2S6) and minor Au-Pb telluride minerals. These are indicative of a low-temperature near-surface environment.

Exploration  -  Historical

Systematic exploration activity closely related to mining advance was carried out by SADCO from 1897 to 1950. However, only limited information is available from that period.

Modern exploration activity within the Zaruma - Portovelo Mining District begun in 1995 when a one-year property area consolidation and district-scale exploration was made by TVX Gold Corporation, a Canadian-based company. During this period, over 25 miles of underground workings were surveyed and mapped on a 1:500 scale. Total amount of underground samples collected by TVX is estimated to be over 4,000. IAMGOLD reported 733 samples although many of these were from older maps and reports. Following TVX s withdrawal from Ecuador in 1998, all information was acquired by IAMGOLD who continued exploration. This work included surface trenching, surface and underground sampling, surveying and diamond drilling and geological modeling. IAMGOLD databases contained the following:

-     680  surface  rocks  channel  and  chip  samples
-     2,126  underground  channel  samples
-     5,415  soil  samples
-     37  diamond  drill  hole  results  including  sample  assay  results
-     1,114  DDH  core  samples
-     2,591  topographical  control  points  survey
-     39  stream  sediments  samples
-     369  channel  samples  form  surface  trenching

The Aguacate Mine has been mapped by previous owners. Unfortunately, this map is presently unavailable.

Exploration  -  Current

Current exploration by Minera Nevada involved a site visit by a consulting geologist on behalf of the Company to the Muluncay concession. The geologist visited three separate mines within the concession. These included Fatima, Nueva Esperanza 1 and Aguacate. Numerous other workings are present within the concession but have not yet been investigated. Several samples of vein material were taken by the geologist from the various workings. Assay results are shown in the Table on the next page:

             Assays from Independent Sampling, Mina Aguacate, Sept/06
            ---------------------------------------------------------

                           Au     Ag    Cu      Pb      Zn
                   Sample  g/T    g/T        %       %      %
                   ------  -----  ----  ------  ------  -----
                   483051  0.013  0.70   0.053   0.001   0.02
                   ------  -----  ----  ------  ------  -----
                   483052  0.015   7.0   0.089    0.02   0.02
                   ------  -----  ----  ------  ------  -----
                   483053  0.361  16.5    0.26   0.009   0.06
                   ------  -----  ----  ------  ------  -----
                   483054   2.76  37.1    0.85    0.03   0.19
                   ------  -----  ----  ------  ------  -----
                   483055   6.64  36.4    0.82    0.06   0.15
                   ------  -----  ----  ------  ------  -----
                   483056   3.25  23.8    0.69    0.03   0.21
                   ------  -----  ----  ------  ------  -----
                   483057  10.40  27.4    0.30    0.07   0.09
                   ------  -----  ----  ------  ------  -----

Gold values from these samples range up to 10.40 g/T. Numerous samples taken by the geologist in other workings within the Muluncay concession show values of up to 58.6 g/T gold, up to 209 g/T silver, up to 4.86% copper and up to 16.85% zinc.

Mineral  Processing  and  Metallurgical  Testing

The current artisanal miners of the various mining operations within the Muluncay concession operate a series of Chilean mills (crushing facilities) which are used to liberate free-milling gold from the quartz and sulphide gangue. A lead-zinc-copper concentrate is also produced which is stockpiled for possible future processing. Production from these mills is low, averaging perhaps 30 tons per day with a head grade (ore grade) of 3-4 g/T. This grade is due to hundreds of years of hand mining of only high grade (> 20 g/T to hundreds of g/T) gold. Up to this point a lack of funding has prevented those locals from conducting any extensive underground development, but based on SADCO mine plans for the Grand Mine and others there is every reason to believe that high grade mineralization continues to a depth of up to 4,900 feet below surface.

Mineral  Resources  and  Mine  Planning

The Company plans to undertake production of the Muluncay production in three phases:

1. Initially through continuation of mine preparation and modernization with equipment for proper mining excavation for the tonnage required for the production plant(s). The Company intends to acquire 100 hectares for the new Central Processing Plant for growth and tailing ponds to fulfill the required

     Environmental Impact Studies for this future site. The Company will acquire new equipment to bring the current plant to 150 tons per day at the Company's Esperanza location, and acquire equipment for the new flotation plant that will begin under construction during Phase 2.

2. In Phase 2, the Company intends to construct a new central flotation plant, with clearing of land, preparation of utilities and pouring footers to begin immediately. During concrete curing, the Company will begin tailing pond preparation and equipment transportation to the site. The Company will then begin on site assembly of tanks and crushing line assembly for installation. The Company intends to apply equipment in order of placement and continue through a test run of the plant at 250 tons per day operation.

3. In Phase 3, the Company will continue the mine development and slashing process to continue to create proper ore feed. The Company will develop holding deposits for extracting ore for proper blending for the plant. After the plant runs at approximately 250 tons per day for 90 consecutive days, the Company will begin the process of adding additional equipment to raise production to 500 tons per day. Ore volume per day will dictate the growth stages (50 ton tanks can be added quickly) based on the mining progress for vein quality.

The  Maria  Olivia  Project
---------------------------

The Company has signed a letter of intent to joint venture this project with Franzosi S.A., an exploration company based in Quito, Ecuador. Maria Olivia has similar geology, structures and mineralization as Muluncay. Consequently, this section will not repeat information with respect to geology, history and mineralization which can be reviewed under Muluncay above.

Description  and  Location

In November 2007 Franzosi S.A. acquired a 100% interest in the Maria Olivia Project. Franzosi has agreed to joint venture this project with the Company. See "Management's Discussion and Analysis and Results of Operations."

The Maria Olivia Project lies in the northwest corner of the Portovelo-Zaruma mining camp, which is found in the cantons of Ayapamba and Paccha, Province of El Oro, southern Ecuador. It is centered at Latitude 03 36' 30" South and Longitude 79 40' West. It covers an area of 1,067.2 hectares. Boundary co-ordinates for the Project are found in the table immediately below. These are based on a metric UTM grid system referenced to PSAD-56 datum and geographic zone 17.

                        Maria Olivia Boundary Coordinates
                        ---------------------------------

                            EASTING - M  NORTHING - M
                            -----------  ------------
                            643558            9606000
                            -----------  ------------
                            645720            9607000
                            -----------  ------------
                            647000            9607000
                            -----------  ------------
                            647000            9604000
                            -----------  ------------
                            646000            9604000
                            -----------  ------------
                            646000            9599800
                            -----------  ------------
                            645000            9599800
                            -----------  ------------
                            645000            9606000
                            -----------  ------------

The project is situated about 108 miles southeast and 37 miles east of the major Pacific port cities of Guayaquil and Machala, respectively. It lies on the western slope of the Andes Mountains, part of the Western Cordillera which runs the length of the west coast of North and South America.

Geological  Setting  of  the  Maria  Olivia  Concession

Bedrock underlying the Maria Olivia concession consists of Lower Cretaceous age Celica Formation massive volcanic lavas of andesitic composition. No detailed mapping has been carried out on these host rocks. Within these host rocks, and on the western margin of an andesitic sub-volcanic intrusion of the Portovelo Series, a series of parallel structures is grouped under the name Cerro de Oro. To the west are a series of basalt flows of Mesozoic age.

These local area structures encompass both those veins found within the Maria Olivia concession, such as Tres Diablos, Bolivar and San Antonio, as well as those immediately outside the concession boundaries but considered to be part of the same Ayapamba area mineralizing system (e.g. La Sucre Vein). This system of veins is the northwest continuation of the large system of veins (e.g. Abundancia) which have been so vigorously mined in the Zaruma-Portovelo area for the last 400 years.

Mineralization  of  the  Maria  Olivia  Concession

Veins within the Maria Olivia concession include Tres Diablos, Bolivar and San Antonio. The Sucre Vein, a major gold-bearing structure, lies directly to the northwest of the concession. Structures are oriented NNE. The mineralization in the concession area ranges from a gold : silver ratio of 1:10 near surface to 1:15 at depth. Veins range from to 1 miles kilometers in strike length (Sucre Vein), and mines in the immediate area range from 4,450 feet above surface level to 2,600 feet above surface level, giving a known depth of mineralization of at least 1,600 feet. Vein widths range from 1.3 feet to 4.5 feet and are steeply dipping (70 to 90 ) to the NE.

No detailed work has been done on the mineralization within the veins of the Maria Olivia concession. However, the Sucre Vein was investigated by Marikovsky
(1958). The Sucre Vein was reported as an epithermal gold system, with milky quartz being hard but brittle. It contains chalcopyrite (copper), sphalerite
(zinc) and galena (lead) sulphide minerals. This mineralization is similar to that found in the Portovelo-Zaruma area, where it is quite common. The principal mineral accompanying the gold is pyrite (FeS2), but other minerals include safflorite (CoAs2), proustite (Ag3AsS3), tetrahedrite (Cu3SbS3-4), freibergite ((CuAg2ZnFe)3Sb2S6) and minor Au-Pb telluride minerals. These are indicative of a low-temperature near-surface environment. It is assumed, though not confirmed, that the veins of the Maria Olivia concession contain similar mineralization.

Exploration  -  Historical

Systematic exploration activity closely related to mining advances was carried out by SADCO from 1897 to 1950. However, only limited information is available from that period. Detailed underground maps and 103,657 assay result records have been recovered from local miners and from local archives by TVX Gold Corp. and IAMGOLD. These are now held by Dynasty Metals and Mining Inc. Much of the SADCO data can be acquired from certain parties in Machala.

Modern exploration activity within the Zaruma - Portovelo Mining District begun in 1995 when a one-year property area consolidation and district-scale exploration was made by TVX Gold Corporation, a Canadian-based company. During this period, over 25 miles of underground workings were surveyed and mapped on a 1:500 scale. Total amount of underground samples collected by TVX is estimated to be over 4,000. IAMGOLD reported 733 samples although many of these were from older maps and reports. Following TVX s withdrawal from Ecuador in 1998, all information  was  acquired  by  IAMGOLD  who  continued  exploration.  This work including surface trenching, surface and underground sampling, surveying and diamond drilling and geological modelling. IAMGOLD databases contained the following:

-     680  surface  rocks  channel  and  chip  samples
-     2,126  underground  channel  samples
-     5,415  soil  samples

-     37  diamond  drill  hole  results  including  sample  assay  results
-     1,114  DDH  core  samples
-     2,591  topographical  control  points  survey
-     39  stream  sediments  samples
-     369  channel  samples  form  surface  trenching

In August 2003, all the IAMGOLD properties and project databases were transferred to Dynasty Metals and Mining Inc. which continued with exploration programs up to the present. The Company re-sampled selected IAMGOLD and TVX sites with the purpose of data verification and repeatability of the original assay results. New exploration in the zones of the Sucre Mine resulted in the discovery of additional resources of high-grade mineralization (Dynasty news release, July 7, 2004).

Exploration  -  Current

Current exploration by Franzosi S.A. on behalf of the Company has thus far involved a site visit by a consulting geologist engaged by Franzosi S.A. to the general area of the Maria Olivia concession. The geologist also made a visit underground at the Tres Diablos Mine (Tres Diablos Vein) on June 30, 2006. A single sample of vein material was taken by the author from that vein. Assay results included 3.23 g/T Au, 53.3 g/T Ag and 2360 ppm As. No significant Pb-Zn-Cu values were noted from that one sample.

Production  Planned

The Company plans to undertake production of the Maria Olivia concession production in four phases:

1. Initially in Phase 1, through startup exploration, completion of an environmental impact study, undertaking soil and water studies to begin with laboratory results and engaging mining engineers to begin surface evaluations for possible entry points of the main tunnel.

2. In Phase 2, the Company will put its drill program into place. This will including (i) hiring a drill team with an approved North American Geologist to prepare cores for booking and lab preparation; (ii) building a security shelter for cores and equipment; (iii) moving equipment on site and beginning drilling; (iv) preparing a model from drilling results of the ore body after the first 16,000 feet have been drilled and sampled; (v) beginning calculation of provable resources based upon early lab reports;
     (vi) starting a second round of drilling (16,000 feet); (vii) using these results to assure mining tonnage and grade for valuations and (viii) repeating the above based upon distance, depth and width of findings.

3. In Phase 3, the Company will begin underground extraction (mining). The Company will need to complete an environmental impact study for extraction. The Company's mining engineers will begin construction for the entry of the main tunnel and its mechanical engineers will approve final drawings of the flotation processing plant. Key paperwork will be completed to include approval of budgets, flow charts and objectives from financing to construction, and setting production objectives.

4. In the final Phase 4, the Company will begin construction of a 200 ton plant and mining extraction. Included in this phase will be (i) setting footers for 400 ton per day Processing flotation plant; (ii) purchasing equipment to set 200 ton per day in this Phase; (iii) developing a tailings pond for five year production at 200 ton per day for a key impact study;
     (iv) providing rail, water, air and electricity mine for extraction of a 200 ton per day operation; (v) building a laboratory on site and (vi) setting a security perimeter around the active plant and mine area

The  Kylee  Concession
----------------------

We have also acquired the Kylee Concession subject to a mortgage. This project contains at least one major vein of 1 meter width, and is suggested to be 2.3 kilometers long, trending from northeast to southwest, width of vein suggests strength, continuity and depth. Our current workings are on a vein exposed along Quebrada Zuro of Rio San Francisco, which lies northeast of the major river, Rio Jubones. There are possible parallel veins in Quebrada Cuchicorral, which appears to be a gully trending northwest where another vein may exist. The area has not been explored for parallel structures which may host similar mineralization. Our proposed exploration program would consist of stream sediment sampling of all creeks in the concession, where accessible, at approximately 100 meter separation along each creek. The purchase cost of acquiring this asset is $400,000.

The  Fierro  Urco  I  and  II  Projects
---------------------------------------

We have an option to acquire the Fierro Urco I and II Projects (both subject to existing mortgages). The Company's strategic land package, Fierro Urco II, is comprised of 11 concessions totaling 13,503 hectares (approximately 28,000 acres) inside the Regional Mining District of Loja. This land package is north of Loja, Ecuador and just west of the Aurelian Resources, Inc.(TSX) Fruta Del Norte Gold-Silver Deposit, which recently reported an inferred resource of 13.7 million oz. of gold equivalent. Our purchase price for this concession is $1,500,000. In addition to the Fierro Urco II project, we have a purchase agreement to acquire the Fierro Urco I project. This is a very strategic package and is on the same geological trend as the Fierro Urco II project. We have already spent $100,000 on this project to date and need $1,100,000 to complete the acquisition.

There have been numerous exploration programs carried out on this property under the auspices of the British Geological Commission, the United Nations and Geolog a del Ecuador. Our geological team in Ecuador has conducted an extensive document search and review of previous work in this very strategic area in Southern Ecuador. The 11 mining concessions we have obtained options for in this package presented 134 areas of interest to our experts. This project will be fully evaluated with a preliminary exploration program already initiated with soil sampling. The program will include detailed mapping, prospecting, stream sediment sampling, and chip and channel sampling to confirm the previous exploration data. We intend to very aggressively define each phase of our exploration results based on these lab tests and intend to move quickly into a drill program.

The  Campo  De  Oro  Project
----------------------------

Campo De Oro is an exploration land package in the south-east sector of the Oro Province of Ecuador, just south of the gold camp area of Portovelo. The Company has an option to acquire this project (subject to a mortgage) and has already paid a deposit of $100,000 to secure this land package of approximately 50,000+ hectares. During early exploration, our geological team discovered a 6 meter wide exposed quartz vein on the surface. Sampling has been done and forwarded to third party lab in Peru for analysis. Campo de Oro consists of 13 separate mining concessions : ALFA, EPSILON, GRUS, OMEGA, CRUX, GANIMIDES, VELA, CENTAURO, FOMAX, HIDRUS, PEGASUS, MUSCA, TUCANA. We have also paid $50,000 patent fees in connection with this project on September 30, 2007.

BENEFITS  OF  MINING  IN  ECUADOR

Southern Ecuador has rapidly become an attractive choice for mineral exploration and development companies. Permissive geology in unexplored or under-explored areas, a stable mining code, an opportunistic labor pool, no restrictions on capital flows, and relatively good infrastructure has led to the recent interest in the country.

Ecuador is mineral-rich with the same geological framework and mineral potential as its neighbors, Peru, Chile, and Colombia, although it remains under-explored compared to those countries. While gold has been mined in Ecuador for centuries, most of this country has been unexplored by modern techniques, and is dominated by inefficient, small-scale artisanal miners. Management accordingly believes that the use of modern exploration and mining methods and equipment can be applied to great benefit.

In addition, Ecuador's low costs of labor and fuel make mining in Ecuador relatively cost-effective in comparison to other regions. With high overall ore grades with cut-off grades often exceeding 10 grams of gold per ton, the low costs make high margin mining an accessible goal.

Finally, changes in the mining laws during the last decade have provided an opportunity to confidently stake claims, and recent discoveries indicate that the opportunities available to mineral claimholders can be tremendous.

HISTORY  AND  PAST  PRODUCTION  NEAR  PORTOVELO

The opportunity at Muluncay must be put into historical perspective. Gold mining in the Portovelo - Zaruma district dates from the time of the Inca empire. The Spaniards re-discovered gold in the area and founded the town of Zaruma in the year 1549.

In 1896, the South American Development Company (SADCO), a subsidiary of Asarco, gained control of the main gold zones in the district. Through the establishment of the Grand Mine of SADCO on the Casa Negra concession, SADCO built the sole portal (The Grand Shaft at Portovelo) to an underground tunnel system that reaches more than 18 dominant gold veins discovered inside the Portovelo-Zaruma Oro Region.

The Portovelo-Zaruma mining camp has produced in excess of 4.5 million ounces of gold since 1905 with the majority of this coming from the Portovelo Mine (The Grand Mine) operated until 1950 by the South American Development Corp. SADCO's reported cut-off grade during this period was 14.5 g gold per ton.

The bulk of gold, silver and base metals were produced mainly from the Grand Mine at the southern end of the Portovelo-Zaruma-Muluncay-Ayapamba district. The Grand Shaft at Portovelo (The Grand Mine) reached a depth of 660 m below the surface. With the advent of flotation technology in 1939, and as a result of building a new flotation plant, silver, copper, lead and zinc were recovered from pyritic ores contained within the gold mineralizing system in the district. Through pressure on SADCO from local and federal governments and the failure to complete agreements with the people of Ecuador, SADCO left Ecuador in 1950. Underground mining ceased and the Grand Mine was allowed to flood to approximately the 5th level. The Ecuadorian Government purchased the South American Development Company's equipment and sponsored the organization of CIMA (Compania Industrial Minera Asociada, S.A.) in January, 1952. Within 3 years the mine flooded to the 3rd level and has remained so until recent de-watering by MINESADCO, S.A.

Within the Muluncay Concession, Pacifico has acquired four levels of mine workings (La Fatima, Nueva Esperanza 1 and 2, and other acquired Muluncay Mines) that provide access to the Jena and Cristina veins over a strike length of a kilometer. These two major veins are currently being worked by local artisanal miners, at a low production rate of 20 to 40 tons per day. Local mining over the last century has been sporadic due to the fluctuation in the price of gold and the cost of exploration and development to establish additional high-grade reserves.

Pre-1950s SADCO development work and more recent mining have found at least six additional veins that remain virtually untested. This activity is presently confined to the southern half of the concession. There are several mine workings in the northwest part of the concession that are continuations of the Jen, Cristina and other parallel mineralized veins seen in the southern workings. These northern mine workings remain unexplored and underdeveloped.

Very little work has been done to test continuity of the mineralization at depth, and yet work by SADCO on the Grand Shaft at Portovelo has shown a depth of 660 m, and a topographic difference between the Grand Shaft and Muluncay of an additional 1200 m, so that from local highest elevation at Muluncay to the deepest mine workings in the district there is a potential depth of gold-silver-base metals mineralized system of almost 1860 m.

At Muluncay, much of the local mining is currently working high-grade vein structures, generally at an average grade of 6 to 8 gT AU in the ore, coming upon recorded clavos of concentrated high mineralization reaching as high as 200 gT Au. However, SADCO's work shows that high grade mineralization continues at depth to 660m below the entrance of their mining shaft. Lack of funding has thus far prevented miners on the Muluncay Concession from doing similar development, but it is anticipated that grades on Muluncay, at depths below current workings, will be similar to those at the Grand Mine.

GEOLOGY  AND  MINERALIZATION

Regional geology of the southern part of Ecuador consists of basement rocks of the Tahuin Series. This metamorphic basement is un-conformably overlain by a thick sequence of Celica Formation massive, homogeneous volcanic lavas and tuffs of andesitic composition, intercalated with minor sedimentary layers. There are two major regional faults. These are the Pin s Fault and the Puente Busa -Palestina Fault. Spatially the mineralization is arranged in three zones. In Zone 1 pyritization with little gold is seen in stock-work, shattering and brecciation around the Santa Barbara and Zaruma Mountains. Zone 2 contains gold-bearing quartz and quartz-adularia veins with abundant sulphides and is found in the Portovelo-Zaruma axis and NE of the Santa Barbara Mountains. A large aureole of gold-bearing quartzcalcite and quartz-chlorite, with abundant sulphosalts and minor sulphides, representing Zone 3, surrounds the core of sulphide mineralization. Muluncay lies within the Zone 2 type of mineralization NE of the Santa Barbara Mountains.

Stringers" and narrow veins, as well as silicified wall rock, are virtually untested for their gold potential. As is typical in a standard epithermal gold system, there are some zones of "bonanza-type" high-grade gold mineralization (locally termed "clavos") in the 30 to 200 g / tonne range. Clavos of this grade have been worked by the local mining community on the Muluncay Concession.

GOVERNMENTAL  REGULATION

Effect  of  Regulation  on  the  Company
----------------------------------------

As the Company operates in Ecuador, there is unlikely to be any significant United States-based governmental regulation on its operations, other than compliance with Federal Securities laws and regulations with respect to reporting and other matters.

The operations of the Company in Ecuador, including exploration and development activities and commencement of production on its properties, require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as Spirit which are engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

In addition, the Company could be subject to possible political or economic instability in Ecuador, which may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities, may be affected in varying degrees by political instability and government regulations relating to the mining industry. Exploration may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, and mine and/or site safety.

The  Need  for  Government  Approval
------------------------------------

The operations of the Company in Ecuador including exploration and development activities and commencement of production on its properties, require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies such as Spirit which are engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

The Company through its affiliates has either received or applied for any such permits as might be required for its operations.

Compliance  with  Environmental  Laws
-------------------------------------

The Company's activities will be subject to environmental regulations promulgated by Ecuadorian government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation in Ecuador is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company is not presently aware of any environmental liabilities present on any of its properties.

RESEARCH  AND  DEVELOPMENT

In the two fiscal years ending December 31, 2005 and December 31, 2006, the Company has not spent any funds on research and development. The Company anticipates that much of its research and development in determining appropriate mining concessions will be borne by operators and vendors.

EMPLOYEES

As of December 10, 2007, the Company itself employed two management level employees, both of which were full-time employees. ECUADORGOLDCORP, our operating subsidiary in Ecuador, will employ between 80 to 100 persons when we are in full production at the Muluncay project. Our other operations are conducted through affiliate relationships, including through our primary operator Minera Pacifico Noroeste S.A., who presently employees approximately 600 persons in Ecuador with at least 80 involved on the Company's projects. We believe that our relations with our employees are good.

DISTRIBUTION  METHODS

The  Company  has  not  yet  established  methods  of  distribution.

COMPETITION

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available in Ecuador. As a result of this competition, some of which is with large established mining companies with substantial capabilities and substantially greater financial and technical resources than the Company, we may be unable to acquire additional attractive mineral properties on terms we consider acceptable. Accordingly, there can be no assurance that our exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

One major competitor in the area is Aurelian Resources, Inc., a public company with 200 employees and which raised $95 million in gross proceeds in 2006 through drilling projects in Ecuador.

INTELLECTUAL  PROPERTY

The Company currently owns no traditional "intellectual property" in the form of patents, trademarks, licenses, or franchises. The Company holds several mining concessions in Ecuador. See "Mineral Resources" above. The Company has thus far not directly entered into any royalty agreements or labor contracts, except that it has entered into an operating agreement with Pacifico which provides for a 3% Net Smelter Royalty on the production of the properties in Ecuador.

RISK FACTORS

The Company faces a number of risks and uncertainties which in some cases also represent opportunities for its business.

SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT ACTIVITIES MAKES IT DIFFICULT TO PREDICT THE COMPANY'S FUTURE SUCCESS.

The Company is engaged in mineral exploration and development activities. Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of management and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits maybe derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

The Company's mineral properties either currently are or will be in the exploration stage, or at a very early production stage, and are without a substantial known body of commercial ore (although we are aware of at least 60,000 tons at Muluncay that can be exploited without further testing or drilling). Development of any of the Company's mineral properties will only follow upon obtaining satisfactory exploration results. Few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, develop metallurgical processes and construct mining and processing facilities at a particular site. There is no assurance that the Company's mineral exploration activities will result in any discoveries of commercial bodies of ore. Also, no assurance can be given that the Company's properties will not be subject to prior unregistered agreements or interests or undetected claims which could be materially adverse to Spirit Exploration.

THE NATURE OF THE COMPANY'S BUSINESS CREATES ELEVATED OPERATING HAZARDS AND ON-SITE RISKS THAT MAKE IT DIFFICULT TO PREDICT THE COMPANY'S COSTS.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company's operations will be subject to all the hazards and risks normally incidental to exploration, development and production of metals, such as unusual or unexpected formations, cave-ins or pollution, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

MINING RISKS MAY MAKE IT MORE DIFFICULT TO OBTAIN INSURANCE, WHICH MAY AFFECT THE COMPANY'S ABILITY TO CONTROL THE COSTS IN THE EVENT OF A CATASTROPHIC LOSS.

The business of mining for gold and other metals is generally subject to a number of risks and hazards including environmental hazards, industrial accidents, labor disputes, unusual or unexpected geological conditions, pressures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. While the Company through its affiliates intends to maintain insurance consistent with industry practice, no assurance can be given that such insurance will continue to be available or that it will be available at economically feasible premiums. Mining operations will be subject to risks normally encountered in the mining business.

THE UNCLEAR SYSTEM OF TITLE TO MINING PROPERTIES IN ECUADOR MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO RELY ON THE COMPANY'S CURRENT ASSETS.

In  Ecuador  there is only one type of concession, a mining concession.  Article
27.1 paragraph 2 of the Ecuadorian Mining Law (published April 6th, 2001) states:

The mining concession confers to its holder the universal and exclusive right to prospect, explore, exploit, beneficiate, smelt, refine, and trade all mineral substances which exist and can be obtained within the area, with no more limits than those stated in this law.

Although the Company has obtained or will obtain title opinions with respect to all of its concessions granted to date and has taken reasonable measures to ensure proper title to its respective properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company's interest.

SINCE NONE OF THE COMPANY'S RESERVES HAVE BEEN PROVEN, INVESTORS MAY BE LESS ABLE TO PREDICT FUTURE PERFORMANCE BASED ON THE COMPANY'S CURRENT ASSETS.

All of the properties in which the Company will hold an interest are considered to be in the exploration stage only and do not contain a known body of commercial ore. Ore reserves are, in large part, estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Reserve estimates for properties that have not yet commenced production may require revision based on actual production experience. Market price fluctuations of metals, as well as increased production costs or reduced recovery rates may render ore reserves containing relatively lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. Moreover, short-term operating factors relating to the ore reserves, such as the need for orderly development of the ore bodies and the processing of new or different ore grades may cause a mining operation to be unprofitable in any particular accounting period.

OUR FOREIGN LOCATION MAY MAKE IT MORE DIFFICULT TO PREDICT THE RESULTS OF OUR OPERATIONS IN COMPARISON TO DOMESTIC CORPORATIONS.

The Company's exploration and development projects will be located in Ecuador. Such projects could be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of Ecuador affecting foreign trade, investment or taxation.

Changes in mining or investment policies or shifts in political attitude in Ecuador may adversely affect the Company's business. Operations may be affected by governmental regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

OUR NEED TO COMPLY WITH UNPREDICTABLE ENVIRONMENTAL AND OTHER REGULATORY REQUIREMENTS MAY MAKE IT DIFFICULT FOR INVESTORS TO PREDICT OPERATING COSTS.

The Company's activities will be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The operations of the Company including exploration and development activities and commencement of production on its properties, require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

WE REQUIRE ADDITIONAL FUNDING, WHICH MAY MAKE IT DIFFICULT FOR INVESTORS TO PREDICT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

The Company's mineral properties are primarily in the exploration stage and, as a result, the Company will have initially only a nominal source of operating cash flow from operations. The Company intends to raise additional funds to complete its projects. While the Company has recently entered into a firm commitment to obtain $20,000,000 in funding through asset backed notes as well as $10,000,000 in funding through equity sales, there is no assurance that the Company will be able to raise additional funds on reasonable terms or at all. The development of any ore deposits found on the Company's exploration properties depends on the Company's ability to obtain financing through debt financing, equity financing or other means. If the Company's exploration programs are successful, additional funds will be required to develop the properties and, if successful, to place them into commercial production. The only sources of future funds presently available to the Company are the sale of equity capital of the Company, the imposition of debt on the properties, or the sale by the Company of an interest in any of its properties in whole or in part. While the Company is actively pursuing all of these avenues of funding, there is no assurance that the Company will be successful in raising additional funds or that additional funds can be obtained on acceptable terms. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interests in some or all of its properties and reduce or terminate its operations.

OUR COMPETITION MAKES IT DIFFICULT FOR INVESTORS TO PREDICT OUR ABILITY TO CAPTURE A PORTION OF THE MARKET.

Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company's exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

OUR CURRENT STAGE OF DEVELOPMENT MAKES IT DIFFICULT FOR INVESTORS TO PREDICT FUTURE PERFORMANCE BASED ON HISTORICAL RESULTS.

The Company is in the business of exploring for, with the ultimate goal of producing, precious and base metals from its mineral exploration properties. Only a limited number of the Company's properties will have commenced commercial production and the Company has only a nominal history of earnings or cash flow from its operations. As a result of the foregoing, there can be no assurance that the Company will be able to develop any of its properties profitably or that its activities will generate positive cash flow. The Company will not have paid any dividends and it is unlikely to enjoy earnings or pay dividends in the immediate or foreseeable future. The Company will not have sufficiently diversified such that it can mitigate the risks associated with its planned activities. The Company will have limited cash and other assets. A prospective investor in the Company must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of the Company's management in all aspects of the development and implementation of the Company's business activities.

THERE CAN BE NO ASSURANCE OF ANY MARKET FOR OUR SECURITIES, WHICH MAY AFFECT THE ABILITY OF INVESTORS TO REALIZE A RETURN ON THEIR INVESTMENT.

The Company's common stock presented is quoted for trading on the "pink sheets" market under the symbol "SPXP." There can be no assurance that an active trading market in the Company's securities will be established and, if established, sustained. The market price for the Company's securities could be subject to wide fluctuations. Factors such as precious and base metal commodity prices, government regulation, interest rates, share price movements of the Company's peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the Company's securities. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the mining sector, which have often been unrelated to the operating performance of particular companies.

THERE MAY BE CONFLICTS OF INTEREST WITHIN THE COMPANY, WHICH MAY ADVERSELY AFFECT THE CONFIDENCE INVESTORS HAVE IN DECISIONS OF THE BOARD.

Circumstances may arise where members of the board of directors, employees, operators of the mines and others who work with the Company are directors or officers of corporations which are in competition to the interests of the Company. No assurances can be given that opportunities identified by such persons will be provided to the Company.

OUR INDUSTRY IS SUBJECT TO FLUCTUATIONS IN COMMODITY PRICES, WHICH MAKES IT DIFFICULT TO PREDICT REVENUES DERIVED FROM OUR OPERATIONS.

The profitability, if any, in any mining operation in which the Company will have an interest will be significantly affected by changes in the market price of precious and base metals which fluctuate on a daily basis and are affected by numerous factors beyond the Company's control.

THE USE OF FOREIGN CURRENCY IN OUR OPERATIONS MAY AFFECT OUR ABILITY TO REPATRIATE REVENUE FROM ECUADOR TO THE UNITED STATES.

A substantial portion of the Company's proposed activities are expected to be carried on outside of the United States. Accordingly, such proposed activities are subject to risks associated with fluctuations of the rate of exchange of the U.S. dollar and foreign currencies. The Company does not intend to hedge its currency exposure.

THE BOARD DOES NOT EXPECT TO DECLARE DIVIDENDS, WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO REALIZE A RETURN ON THEIR INVESTMENT.

The Company has never paid dividends to its shareholders. For the foreseeable future, the Company expects to follow a policy of retaining earnings, if any, in order to finance further exploration and development or expansion. The payment of dividends is within the discretion of the board of directors of the Company and will depend on the earnings, if any, financial requirements and the operating and financial condition of the Company, among other factors.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This Management's Discussion and Analysis or Plan of Operation should be read in conjunction with the audited financial statements for the year ended December 31, 2006, and for the nine month period from January 1, 2007 through September 30, 2007. The discussion also includes subsequent activities up to December 10, 2007. The financial statements have been prepared in accordance with generally accepted accounting policies in the United States ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in United States dollars.

Forward  Looking  Statements:

Statements about our future expectations are "forward-looking statements" within the meaning of applicable Federal Securities Laws, and are not guarantees of future performance. When used herein, the words "may," "will," "should," "anticipate," "believe," "appear," "intend," "plan," "expect," "estimate," "approximate," and similar expressions are intended to identify such forward-looking statements. These statements involve risks and uncertainties inherent in our business, including those set forth under the caption "Risk Factors," in this Disclosure Statement, and are subject to change at any time. Our actual results could differ materially from these forward-looking statements. We undertake no obligation to update publicly any forward-looking statement.

A.     PLAN OF OPERATION

Spirit Exploration, Inc., a Nevada Corporation, is an early production mining company. Through our subsidiary ECUADORGOLDCORP, S.A., of which we own 99%, we are in the business of acquiring, exploring and developing mineral (gold, silver, copper) concessions in Ecuador.

We are in the process of bringing several mines into actual production. We have acquired, and we have options to acquire, a diverse range of mineral production and exploration properties in Ecuador. Included in these properties are several land packages that can easily be joint ventured, allowing us to advance these properties with little of our own capital while still participating in the upside.

Our plan of operation for the next 24 months involves primarily the production and development of the Muluncay Project and the Maria Olivia Project. We also intend to continue to acquire other mineral properties and seek to develop the mineral rights obtained.

We  intend  to  undertake production of the Muluncay production in three phases:

1. Initially through continuation of mine preparation and modernization with equipment for proper mining excavation for the tonnage required for the production plant(s). The Company intends to acquire 100 hectares for the new Central Processing Plant for growth and tailing ponds to fulfill the required Environmental Impact Studies for this future site. The Company will acquire new equipment to bring the current plant to 150 tons per day at the Company's Esperanza location and acquire equipment for the new flotation plant that will begin under construction during Phase 2.

2. In Phase 2, the Company intends to construct a new central flotation plant, with clearing of land, preparation of utilities and pouring footers to begin immediately. During concrete curing, the Company will begin tailing pond preparation and equipment transportation to the site. The Company will then begin on site assembly of tanks and crushing line assembly for installation. The Company intends to apply equipment in order of placement and continue through a test run of plant at 250 tons per day operation.

3. In Phase 3, the Company will continue the mine development and slashing process to continue to create proper ore feed. The Company will develop holding deposits for extracting ore for proper blending for the plant. After plant runs at approximately 250 tons per day for 90 consecutive days, the Company will begin the process to add additional equipment to raise production to 500 tons per day. Ore volume per day will dictate the growth stages (50 ton tanks can be added quickly) based on the mining progress for vein quality.

We intend to undertake production of the Maria Olivia concession production in four phases:

1. Initially in Phase 1 through startup exploration, completion of an environmental impact study, undertaking soil and water studies to begin with laboratory results and engaging mining engineers to begin surface evaluations for possible entry points of the main tunnel.

2. In Phase 2, the Company will put its drill program into place. This will including (i) hiring a drill team with an approved North American Geologist to prepare cores for booking and lab preparation; (ii) building a security shelter for cores and equipment; (iii) moving equipment on site and beginning drilling; (iv) preparing a model from drilling results of the ore body after the first 16,000 feet have been drilled and sampled; (v) beginning calculation of provable resources based upon early lab reports;
     (vi) starting a second round of drilling (16,000 feet); (vii) using these results to assure mining tonnage and grade for valuations and (viii) repeating the above based upon distance, depth and width of findings.

3. In Phase 3, the Company will begin underground extraction (mining). The Company will need to complete an environmental impact study for extraction. The Company's mining engineers will begin construction for the entry of the main tunnel and its mechanical engineers will approve final drawings of the flotation processing plant. Key paperwork will be completed include approval of budgets, flow charts and objectives from financing to construction, and setting production objectives.

4. In the final Phase 4, the Company will begin construction of a 200 ton plant and mining extraction. Included in this phase will be (i) setting footers for 400 ton per day Processing flotation plant; (ii) purchasing equipment to set 200 ton per day in this Phase; (iii) developing a tailings pond for five year production at 200 ton per day for a key impact study;
     (iv) providing rail, water, air and electricity mine for extraction of a 200 ton per day operation; (v) building a laboratory on site and (vi) setting a security perimeter around the active plant and mine area.

BUSINESS  STRATEGY

Our  primary  business  strategies  are  as  follows:

- To acquire existing mines and processing facilities that can be upgraded inexpensively and produce significant cash flow quickly;

- To establish strong in country ties and partnerships to get an inside track on new acquisitions; we have local "agents" working on our behalf in all the gold camps accumulating the best land packages;

- To structure acquisitions to minimize upfront cash payments thereby maximizing exploration funds; we have negotiated favorable acquisition terms that allow us to preserve cash and fully test our optioned properties;

- To establish a large strategic land position in the major gold camps of Southern Ecuador: near Aurelian's Del Norte Discovery, Nambija and Portovelo. To cost effectively conduct mineral exploration by be joint venturing which allows us to advance these properties with little of our own capital while still participating in the upside; and

- To build strong local relations and take advantage of local knowledge and cost effective local mining and administrative talent.

FINANCIAL CONDITION AND LIQUIDITY

Our liquidity requirements arise principally from our working capital needs, including funds needed to explore and develop our mining properties. To date, we have funded our liquidity requirements with a combination of loans from our principles, loans from third parties and cash obtained through the sale of restricted stock. We have also deferred all management compensation and certain legal fees pending appropriate financing of the Company.

On November 26, 2007, we received a firm commitment for the placement of $20,000,000 in asset-backed notes (the "Notes") and $10,000,000 in equity financing (the "Equity Transaction"). The Notes will bear interest at 15% per annum and will be paid semi-annually. The Notes will be secured by the assets constituting the Muluncay Property. The Equity Transaction will be based upon a 17.5% discount from the 30 day weighted average trading price of the Company's common stock on the date of pricing in December 2007. The shares of common stock in the Equity Transaction will be issued in accordance with Regulation S and will be subject to a requirement to file a registration statement to register the shares with the US Securities and Exchange Commission. The Company has committed to utilization the proceeds from the sale of the Notes and the equity financing for exploration and development of the Muluncay Property and other projects in Ecuador, as well as general corporate working capital.

We continue to review other financing options for our business, which may in the future include more equity financing. We have entered into or are seeking to enter into various joint venture arrangements which would provide financing for development of our mineral properties.

Effective November 13, 2007, we entered into a Letter of Intent with Franzosi, S.A. ("Franzosi") with respect to development and financing of the Maria Olivia properties. Pursuant to that letter of intent, the Company and Franzosi will form a new Ecuadorian company as a joint venture which will initially be owned 50% by the Company and 50% by Franzosi. Franzosi will have an obligation to provide financing for development of the Maria Olivia property as follows:

(i) Franzosi will deliver and pay $250,000 USD upon completion of the update of the the NI 43-101 to reflect the terms of this Agreement by and between the Company and Fransozi. This update has occurred.

(ii) Franzosi will deliver and pay $250,000 USD upon the Canadian Stock Exchange accepting the NI 43-101 as a qualifying transaction, which acceptance must occur on or before January 15, 2008 (the "Acceptance Date").

(iii) Franzosi will deliver and pay $500,000 for Phase I of the Maria Olivia project on or before the date which is 45 days from the Acceptance Date.

(iv) Franzosi will deliver and pay $1,300,000 for Phase II of the Maria Olivia project on or before the date which is 45 days from the Acceptance Date.

(v) Franzosi will deliver and pay $500,000 for Phase III of the Maria Olivia project on or before the date which is 90 days from the commencement of drilling as set forth in Phase II of the Maria Olivia project.

(vi) Franzosi will deliver and pay $2,000,000 for Phase IV of the Maria Olivia project on demand when the Maria Olivia project is preparing for production and the exploration phase has created targets to begin mine preparation.

In the event Franzosi fails to meet any of these payment obligations, it will forfeit the pro rata portion of its 50% interest in the new Ecuadorian corporation which relates to the failed obligations.

We believe that the combination of (i) the sale of the Notes, (ii) the sale of stock in the Equity Transaction, (iii) the Franzosi joint venture arrangement, and (iv) other proposed and negotiated financings, cash on hand, expected revenues and any new revenues from our mining properties that our cash flow will be sufficient to meet our current and anticipated operating cash requirements at least through fiscal 2008.

Cash and cash equivalents consist of demand deposits and interest earning investments with maturities of three months or less, including overnight bank deposits and money market funds. We carry cash equivalents at cost.

Effective April 3, 2007, we cancelled and issued 4,000,000 shares of our common stock in consideration for a note payable totaling $1,200,000, payable without interest. The balance remaining unpaid on that Note at September 30, 2007 was $385,057 and is listed as a Note Receivable on the Company's balance sheet.

Between April 5, 2007 and June 22, 2007, we sold a total of 336,000 of our shares to six accredited investors for proceeds of $168,000.

At September, 2007, cash and cash equivalents were $70,495 compared to $0.00 at December 31, 2006.

B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FULL  FISCAL  YEARS

Fiscal  Year  Ended  December  31,  2006
----------------------------------------

The Company had essentially no operations during the fiscal year ended December 31, 2006. We incurred only $3,778 in various expenses as we began the startup operation of the Company. The only item of any substance on our books was a convertible note held at $84,375 which was converted to common stock during 2007.

During the fiscal year ended December 31, 2006 our shareholders completed the acquisition of Global Telephone, Inc., changed its name to Spirit Exploration, Inc. and completed a 1 for 660 reverse stock split. This permitted us to properly structure the Company for our operations which effectively commenced in fiscal year 2007.

INTERIM  PERIODS

Nine  Month  Period  from  January  1,  2007  to  September  30,  2007
----------------------------------------------------------------------

We essentially commenced operations and began operation of our business plan during the early part of 2007.

During the period ended September 30, 2007, we reported no revenues and a net loss of $46,193,186 or $.97 per share. This did not reflect actual operations at the Company's mining sites, some of which had begun actual production. Subsequent to September 30, 2007 we have had actual production of mining concentrate and sales which will be reported in subsequent periods.

Our net loss reflects an impairment on mineral rights of $45,293,617. This expense is an accounting entry resulting from the Company's acquisition of substantial mineral rights and does not reflect actual cash paid by the Company.

Effective April 21, 2007 the Company entered into an Assignment and Operating Agreement (the "Operating Agreement") with Minera Pacifico Noroeste, S.A. ("Pacifico"), pursuant to which the Company acquired certain assets relating to mining concessions and interests and related obligations including the Muluncay Project, the Maria Olivia Project and the Kylee concession, all subject to certain mortgages and obligations. Under the terms of the Agreement with Pacifico, the Company through its subsidiary ECUADORGOLDCORP., S.A. acquired a 100 % interest in the operating mines and related assets. The purchase consideration for the interest consisted of 15,000,000 restricted common shares which the Company valued at market on the date of issue or a total of $43,500,000.

Under accounting guidelines promulgated by the US Securities and Exchange Commission ("SEC") in Industry Guide 7, as well as the Financial Accounting Standards Board ("FASB"), the Company is not permitted to capitalize the value of the mining rights until such point as they are "proven" or at least "probable" reserves. While the Company's evaluation of the properties as set forth in its industry standard 43-101 reports on both the Muluncay and the Maria Olivia Properties provides evidence of substantial "inferred reserves", current accounting and disclosure rules prohibit the Company from including those as assets on its balance sheet. The recoverability of capitalized costs would likely be insupportable under Financial Accounting Standard 121 ("FASB 121"), prior to the determination of a commercially minable deposit, particularly as contemplated by the SEC's Industry Guide for a mining company in the exploration stage. As a consequence, the SEC Staff has advised that those costs should be expensed as incurred during the exploration stage under generally accepted accounting rules.

The three primary properties in the Muluncay Project (the "Lopez" mine, the "Esperanza" mine and the "Asanza" mine) acquired by the Company included mortgages payable on the properties which at the time of acquisition from Pacifico as part of the Operating Agreement totaled $1,560,000. At September 30, 2007, the balance remaining owed on these mortgages was approximately $1,155,000. Pacifico has entered into an Assignment and Assumption Agreement with ECUADORGOLDCORP, S.A., the Company's 99% subsidiary, which assigned these properties to Ecuadorgold on behalf of the Company, and pursuant to which the Company agreed to pay the balance of these mortgages from the first proceeds of financing received by the Company. As the properties are part of the expense recorded on the Company's Consolidated Income Statement, the mortgages are included within that expense and are not set out as a separate liability of the Company.

As part of the Operating Agreement, the Company also agreed to obtain capitalization and funding required for the operation of the properties, including without limitation development, exploration and mining operations for the properties. Such funding shall be pursuant to mutually agreed upon budgets between the Company and Pacifico. Pacifico will remain the operator on all properties of the Company in Ecuador in consideration for (i) reimbursement of all expenses incurred on the projects at cost plus 10%, (ii) fee of the lower of 10% of the net revenues or $10,000 per month, (iii) $10,000 per month for the first twelve months, which is deferred until the earlier of April 11, 2008 or funding of the Company (fees payable after that shall be negotiated between Pacifico and the Company) and (iv) a 3% Net Smelter Return Royalty for 30 years or the life of the property. In the event of any material default on the Operating Agreement, the offended party may immediately terminate the Agreement. Upon any such termination, the fees and expenses, including without limitation the Net Smelter Return Royalty, are immediately terminated and neither party would have any further rights or obligations with respect to the other.

As a consequence, the Company's financial statements do not reflect the fair market value of these substantial mining rights on its Consolidated Balance Sheet, but rather reflect an expense of $45,293,617 as an impairment on mineral rights on the Company's Consolidated Statement of Operations. As a consequence, the financial statements may not reflect the actual valuation of the underlying properties currently in operation by the Company.

Our net operating expenses were $762,310, which reflected $180,000 of expenses which were accrued but unpaid for management salaries and consulting fees. Our expenses also included $223,413 in wages and contract labor paid in connection with the operations of our properties in Ecuador and $87,513 in professional fees primarily relating to legal and accounting.

We have also recorded a loss on derivative liability of $137,259 which is also reflected as an accrued derivative liability on our balance sheet. This entry reflects the issuance of warrants to purchase 2,512,500 shares of our common stock at an exercise price of $1.00 per share for five years, and is computed in accordance with the Black-Scholes stock option valuation method.

C.     OFF-BALANCE  SHEET  ARRANGEMENTS

The  company  has  no  off-balance  sheet  arrangements.

DESCRIPTION  OF  PROPERTY.

The Company's head and principal office is located at 118 Howe St., Victoria, British Columbia V8V 4K4.

The Company maintains a 200 square foot office in Victoria at 118 Howe St. where the corporate records are kept. Accounting is done at a separate location in Victoria, under contract. The Company also maintains a presence in Vancouver, BC at Suite 1600, 705 West Pender St. This 2,000 square foot office is shared with three other mining companies and is used under an accommodation arranged by our Chief Executive Officer, who was the former President and still Director of one of the companies, Yankee Hat Minerals.

The Company also maintains an office through it's subsidiary, Mineras ECUADORGOLDCORP S.A. in Machala, Ecuador at Circunvalacion Norte #511, Y12 AVA, Machala, Ecuador

The Machala office consists of a two story building of approximately 4,000 sq. ft. It is surrounded by a security gate with a full time security guard. It is located on a main road across from the only Five Star Hotel in Machala, the Oro Verde. We do not have a long term lease arrangement and pay a monthly rental of approximately $1,200 a month including utilities. We share this facility with our operator, Mineras Pacifico Noroeste, S.A

ITEM 3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table shows the beneficial ownership of each class of the Company's stock as of December 10, 2007. The table shows the amount of shares owned by:

     (1) each person known to us who owns beneficially more than five percent of the outstanding shares of any class of the Company's stock, based on the number of shares outstanding as of December 10, 2007;
     (2)  each  of  the  Company's  Directors  and  Executive  Officers;  and
     (3)  all  of  its  Directors  and  Executive  Officers  as  a  group.

The percentage of shares owned is based on 48,025,800 shares of the Company's common stock being outstanding as of December 10, 2007. Where the beneficially owned shares of any individual or group in the following table includes any options, warrants, or other rights to purchase shares in the Company's stock, the percentage of shares owned includes such shares as if the right to purchase had been duly exercised.


                                             AMOUNT OF     PERCENT
        NAME, TITLE, AND ADDRESS,            SHARES        OF CLASS
CLASS   OF BENEFICIAL OWNER                  OWNED         OWNED
------  -----------------------------------  ------------  ---------
        Peter Laipnieks,
        President and Treasurer
        118 Howe Street
        Victoria, British Columbia V8V 4K4
Common  Canada                               8,800,000(1)      18.0%
------  -----------------------------------  ------------  ---------
        Terry Fields,
        CEO and Secretary
        118 Howe Street
        Victoria, British Columbia V8V 4K4
Common  Canada                               8,800,000(2)      18.0%
------  -----------------------------------  ------------  ---------
        Roger McClay
        235 Morningside Drive
        Delta, British Columbia V4L 2M3
Common  Canada                                 6,000,000       12.5%
------  -----------------------------------  ------------  ---------
        All Officers and Directors
Common  as a group (two persons)              17,600,000       35.5%
------  -----------------------------------  ------------  ---------

(1) Includes 8,000,000 shares of common stock, and warrants to purchase 800,000 shares of common stock, granted pursuant to the employment agreement between the Company and Mr. Laipnieks.

(2) Includes 8,000,000 shares of common stock, and warrants to purchase 800,000 shares of common stock, granted pursuant to the employment agreement between the Company and Mr. Fields.

BENEFICIAL OWNERSHIP OF SECURITIES: Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, a beneficial owner of securities is person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became a director or executive officer. The Board of Directors elects our executive officers annually. Our directors serve one-year terms or until their successors are elected, qualified and accept their positions. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships or understandings between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.


     NAME OF DIRECTOR OR OFFICER  AGE  POSITION
     ---------------------------  ---  ------------------------
     Terry Fields                  65  Chief Executive Officer,
     738 Broughton St                  Secretary and Director
     Suite 2104
     Vancouver, British Columbia
     V6G 3A7
     Canada

     Peter Laipnieks               50  President, Treasurer
     118 Howe Street                   and Director
     Victoria, British Columbia
     V8V 4K4
     Canada

EXECUTIVE OFFICERS AND DIRECTORS

TERRY  FIELDS:  Chief  Executive  Officer,  Secretary  and  Director

Mr. Fields graduated from UCLA (BS, 1965) and obtained his Doctorate of Law degree from Loyola University School of Law (1969). He has over 30 years experience as a practicing attorney in California. He is presently an inactive member in good standing of the California State Bar since 2000. Mr. Fields has extensive knowledge of corporate business and finance matters, both international and domestic, having lived in Europe from 1995 to 1999. He has been involved in the resource area since 1987 when he became President of High Desert Mineral Resources (HDMR, BB) until it was sold to Royal Gold Corp in 2001. He was also President of Apogee Minerals (APE, TSX) from 1993 to 2004 and Yankee Hat Minerals (KHT, TSX) from August 2006 until August 2007. Presently, Mr. Fields is President of First Pursuit Ventures (FPV, TSX) since 2002 and Meadow Bay Capital Corp (MAY.P, TSX) since April 2005. He is still a Director of Yankee Hat Minerals and is a Director of Advanced I.D. Corp (AIDO, BB) since 2004.

PETER  LAIPNIEKS:  President,  Treasurer  and  Director

Mr. Laipnieks graduated from Wilfred Laurier in 1979 (Hon. BA) and received an MA degree from University of Alberta in 1985. He has over 25 years professional experience as a consultant, senior manager and as President of a public company. From April, 2003 until October, 2005, Mr. Laipnieks was President, Acting Chief Financial Officer and Director of NetMeasure Technologies, Inc. (NMTH, BB). NetMeasure merged with Sorell Inc. (SLLI, PINK), a Korean company in the business of manufacturing, research and development and sales of consumer electronics. He was President of Alliance Corporate Services from 1998 to 2004 and helped raise over $40 million for various clients. He also provided corporate development services to public and private companies, including strategic advice in the areas of financing and public offerings. Mr. Laipnieks was previously Director of Investor Relations for JCI Technologies, a public Canadian high technology company. Mr. Laipnieks spent ten years as a senior manager in the public service, where he was an Executive Director with 120 employees.

ITEM 5. EXECUTIVE COMPENSATION.

SUMMARY  COMPENSATION  TABLE

The following table sets forth the total compensation paid to, or accrued by, the Company's highest paid executive officers during the fiscal year ended December 31, 2006. No restricted stock awards, long-term incentive plan payout or other types of compensation, other than the compensation identified in the chart below and its accompanying notes, were paid to these executive officers during that fiscal years.

                  ANNUAL    ANNUAL                         LONG
                  COMPEN-   COMPEN-   OTHER    COMPEN-     TERM
NAME              SATION    SATION    ANNUAL   SATION      COMPEN-  LTIP  ALL
AND               SALARY    BONUS     COMPEN-  RESTRICTED  SATION   PAY-  OTHER
POSITION    YEAR       ($)       ($)  SATION   STOCK       OPTIONS  OUTS
----------  ----  --------  --------  -------  ----------  -------  ----  ------
Peter
Laipnieks,
President
and
Treasurer   2006         0         0        0           0        0     0      0
----------  ----  --------  --------  -------  ----------  -------  ----  ------
Terry
Fields,
CEO
and
Secretary   2006         0         0        0           0        0     0      0
----------  ----  --------  --------  -------  ----------  -------  ----  ------

LTIP: "Long-Term Incentive Plan" means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to financial performance of the Company or an affiliate, the Company's stock price, or any other measure, but excluding restricted stock, stock option and Stock Appreciation Rights (SAR) plans.

The Company has no Long-Term Incentive Plan and has made no Long-Term Incentive Plan payouts The Company has granted no bonuses to any of its employees since inception.

TERRY FIELDS: Chief Executive Officer, Secretary and Director - Mr. Fields has not been paid any salary for his services through the date hereof. Effective April 11, 2007, Mr. Fields entered into an employment agreement for a period of five years with the Company which provides for base compensation in the gross amount of $10,000 per month for the first twelve months, which payment is deferred until April 11, 2008 or until funding of the Company, whichever is earlier. Commencing on April 11, 2008, the Company will pay Mr. Field's base compensation in the gross amount of $20,000 per month. Thereafter base compensation shall increase by 5% annually. Mr. Fields also received a grant of 800,000 stock warrants exercisable for five years into shares of the Company's common stock at $1.00 per share. Mr. Fields is also entitled to other benefits granted to executive officers and to a bonus of up to 50% of base compensation based on the Company's performance.

PETER LAIPNIEKS, President, Treasurer and Director - Mr. Laipnieks has not been paid any salary for his services through the date hereof. Effective April 11, 2007, Mr. Laipnieks, entered into an employment agreement for a period of five years with the Company which provides for base compensation in the gross amount of $10,000 per month for the first twelve months, which payment is deferred until April 11, 2008 or until funding of the Company, whichever is earlier. Commencing on April 11, 2008, the Company will pay Mr. Laipnieks base compensation in the gross amount of $20,000 per month. Thereafter base compensation shall increase by 5% annually. Mr. Laipnieks also received a grant of 800,000 stock warrants exercisable for five years into shares of the Company's common stock at $1.00 per share. Mr. Laipnieks is also entitled to other benefits granted to executive officers and to a bonus of up to 50% of base compensation based on the Company's performance.

STOCK  OPTION  AND  WARRANT  GRANTS  TO  EMPLOYEES

The Company currently does not participate in a stock option plan for its employees.

On April 11, 2007, the Company granted 1,600,000 warrants to its employees pursuant to employment agreements, including the following warrants to executive officers:

                  Number of      % of Total
                  Securities     Options/SARs
                  Underlying     Granted to      Exercise or
Name and          Options/SARs   Employees       Base Price     Expiration
Position          Granted (#)    in Fiscal Year         ($/Sh)  Date
================  =============  ==============  =============  ==========
Peter Laipnieks,
President and
Treasurer               800,000         800,000  $        1.00   4/11/2012
================  =============  ==============  =============  ==========
Terry Fields,
CEO and
Secretary               800,000         800,000  $        1.00   4/11/2012
----------------  -------------  --------------  -------------  ----------

ITEM  6. CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

RELATED TRANSACTIONS

On April 30, 2007, the Company issued a note to Terry Fields, the Company's Chief Executive Officer, for a loan of $113,000. The Loan is payable on demand without interest and is unsecured.

On June 20, 2007, the Company issued a note to Resource Buyers and Distribution, Inc. for a loan of $35,000. The Loan is payable on demand without interest and is unsecured.

On June 26, 2007, the Company issued a note to Webworks for a loan of $300,000. The Loan is payable on demand and bears interest of 8% per annum and is unsecured. Terry Fields, the Company's Chief Executive Officer, and Peter
Laipnieks, the Company's President, each guaranteed $75,000 of the Webworks' obligation.

On July 15, 2007, the Company issued a note to David Aisenstat for a loan of $234,188.34. As additional consideration on the loan, David Aisenstat was issued 250,000 shares of the Company's common stock. The Loan is payable at a rate of $50,000 a month starting in September 2007. It is without interest and is unsecured. The obligation to Mr. Aisenstat is secured by a guarantee by Terry Fields, the Company's Chief Executive Officer, and Peter Laipnieks, the Company's President.

On September 30, 2007, the Company issued a note to Peter Laipnieks, the Company's President, for a loan of $87,774. The Loan is payable on demand without interest and is unsecured.

DIRECTOR  INDEPENDENCE

The Company is not listed any national exchange, or quoted on any inter-dealer quotation service, that imposes independence requirements on any committee of the Company's directors, such as an audit, nominating or compensation committee. The Company does not have any independent directors on its Board. The company's Board of Directors consists of Terry Fields and Peter Laipnieks, neither of whom are independent.

ITEM 7. DESCRIPTION OF SECURITIES.

The following sets forth the material terms of the Company's securities. However, a more detailed description of our securities is contained in the Company's Articles of Incorporation, incorporated by this reference and included as an exhibit to this Form 10-SB.

COMMON STOCK

Our Articles of Incorporation authorize the issuance of up to 300,000,000 shares of common stock, par value $0.001. There were 48,025,800 shares of common stock issued and issued and outstanding as of December 10, 2007.

Holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution, or winding up of the Company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock.

Holders of our common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock. The outstanding shares of common stock are validly issued, fully paid and non-assessable.

PREFERRED  STOCK

Our Articles of Incorporation do not authorize the issuance of Preferred Stock. There are presently no shares of preferred stock outstanding.

DEBT  SECURITIES

As  of  September  30,  2007,  there  were  no  outstanding  debt  securities.

OPTIONS

As of September 30, 2007, there were no outstanding options to purchase shares of common stock.

WARRANTS

As of September 30, 2007, there were 2,512,500 warrants outstanding at a weighted average exercise price of $1.00.

DIVIDEND  POLICY

The Company has not issued any dividends on the common stock to date, and does not intend to issue any dividends on the common stock in the near future. We currently intend to use all profits to further the growth and development of the Company.

REPORTS  TO  STOCKHOLDERS

The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934. The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31, 2007 containing financial statements audited by its independent certified public accountants.

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 (call 1-800-SEC-0330 for information). Our website is located at www.free11.com.

TRANSFER  AGENT

The  transfer  agent  and  registrar  for  our  Common  Stock  is

     Transfer  Online,  Inc.
     317  SW  Alder  Street
     2nd  Floor
     Portland,  OR  97204
     Phone:  503-227-2950
     Fax:  503-227-6874
     www.transferonline.com

PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET  INFORMATION

Our common stock is quoted in United States markets on the PinkSheets, maintained by PinkSheets LLC, a privately owned company headquartered in New York City, under the symbol "SPXP." There is no assurance that the common stock will continue to be traded on the PinkSheets or that any liquidity exists for our shareholders.

MARKET  PRICE

The following table shows the high and low per share price quotations of the Company's common stock as reported by the PinkSheets for the periods presented. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. The PinkSheets market is extremely limited and the prices quoted by brokers are not a reliable indication of the value of the common stock. The periods presented represent fiscal quarters, with the fourth quarter of each year ending on December 31. Prior to January 1, 2007, the Company's common stock rarely traded and did not reflect any existing business. In addition, the stock preceded a 1 for 660 reverse stock split. As a consequence, pricing prior to such date would not reflect any real stock transactions or pricing and has been omitted.

                                             HIGH          LOW

Fiscal 2007
     Fourth Quarter (through 12/10/2007)     3.54          1.63
     Third Quarter                           5.00          2.55
     Second Quarter                          4.50          2.25
     First Quarter                           2.25          2.25

As of November 25, 2007, the Company had 300,000,000 shares of common stock authorized, 48,025,800 shares issued and outstanding. These shares were held by approximately 325 shareholders of record and the Company estimates by more than 1,300 beneficial shareholders.

PENNY  STOCK  REGULATIONS

Our common stock is quoted in United States markets on the PinkSheets, maintained by PinkSheets LLC, a privately owned company headquartered in New York City, under the symbol "SPXP." On December 10, 2007 the last reported sale price of our common stock was $2.36 per share. As such, the Company's common stock may be subject to provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock rule."

Section 15(g) sets forth certain requirements for transactions in penny stocks, and Rule 15g-9(d) incorporates the definition of "penny stock" that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. As long as the Company's common stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors.

DIVIDENDS

The Company has not issued any dividends on the common stock to date, and does not intend to issue any dividends on the common stock in the near future. We currently intend to use all profits to further the growth and development of the Company.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to any material legal proceedings and, to the Company's knowledge, no such proceedings are threatened or contemplated by any party.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

As of January 1, 2005, the Company had no operations and had not engaged an accountant. In November 2007, the Company engaged Gruber & Company LLC to Audit its financial statements.

Since engaging them, there have been no disagreements between the Company and Gruber & Company LLC, the Company's accountants, on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of such firm, would have caused them to make reference to the subject matter thereof in their report on the Company's financial statements for such periods.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

The following represents all unregistered securities sold by the Company during the last two full fiscal years and through the date of this Registration Statement.

On November 11, 2005 the Company issued an aggregate of 54,138,554 shares (pre reverse split) to three accredited investors who had provided consulting services to the company valued at $56,006.25. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective February 8, 2007 the Company issued 16,000,000 shares to or on behalf of two accredited investors, who were the officers of the Company, for a total of $66,666. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective February 8, 2007 the Company issued 8,000,000 shares to or three accredited investors for a total of $33,334. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective February 8, 2007, the Company issued 750,000 shares to the Company's legal counsel, an accredited investor, in consideration for legal services. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

On February 8, 2007, the Company issued 75,000 shares to an accredited investor in connection with an agreement on transfer of a note for $35,000. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective February 8, 2007, the Company issued 3,375,000 shares to four accredited investors upon conversion of a convertible note issued in 2000 with an original principal amount of $50,000. These shares were issued without legend under Rule 144(k) of the Securities Act.

Effective April 3, 2007, the Company issued 4,000,000 shares to three accredited investors upon conversion of a convertible note originally issued in 2002 with an original principal amount and interest due of $30,092.98. These shares were issued without legend under Rule 144(k) of the Securities Act.

On April 5, 2007, the Company sold 66,000 shares to an accredited investor for $.50 per share. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

On April 16, 2007, the Company sold 100,000 shares to an accredited investor for $.50 per share. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

On April 26, 2007, the Company sold 50,000 shares to an accredited investor for $.50 per share. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective May 1, 2007, the Company issued warrants to purchase a total of 2,525,000 shares to four accredited investors exercisable for 5 years at $1.00 per share. 1,600,000 of these options were issued to the Company's founders, 800,000 were issued in connection with consulting services and 125,000 were issued for legal services. The warrants were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering.

On May 3, 2007, the Company sold 50,000 shares to an accredited investor for $.50 per share. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

On May 11, 2007, the Company sold 50,000 shares to an accredited investor for $.50 per share. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

On June 22, 2007, the Company sold 20,000 shares to an accredited investor for $.50 per share. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective September 21, 2007, the Company issued 15,000,000 shares in connection with the acquisition of mining properties in Ecuador. These shares were issued into escrow to be further distributed to a limited number of concession holders in Ecuador, which was subsequently completed to a total of 72 persons or entities, all but 24 of which were non United States persons and were related to the Company's operations in Ecuador. The shares were issued in accordance either with Regulation S promulgated under the Securities Act or under Section 4(2) of the Securities Act for an offering not involving a public offering, and all included a restrictive legend.

Effective September 21, 2007, the Company issued 250,000 shares to an accredited investor as a consulting fee. These shares were issued in accordance with
Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective October 19, 2007, the Company issued 5,000 shares to an accredited investor as a finders' fee. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective November 9, 2007, the Company issued 50,000 shares to an accredited investor for consulting services. The shares were issued in accordance with
Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective November 9, 2007, the Company issued 1,000 shares to an investor for a termination fee as the Company's transfer agent. The shares were issued in accordance with Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

Effective November 21, 2007, the Company issued 30,000 shares to an accredited investor for consulting services. The shares were issued in accordance with
Section 4(2) of the Securities Act for an offering not involving a public offering and included a restrictive legend.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Nevada Revised Statutes ("NRS") Sec. 78.7502 provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of our company may and, in certain cases, must be indemnified by our company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and reasonably incurred by him as a result of such action; and in the case of a derivative action, against amounts paid in settlement and expenses (including attorneys' fees) actually and reasonably incurred, if in either type of action he either (1) Is not liable for a breach of his fiduciary duties to the Company pursuant to NRS 78.138, or (2) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of our company and in, with respect to any criminal, had reasonable cause to believe his conduct was lawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to our company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnification for expenses.

At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification by any director or officer.

PART F/S: FINANCIAL STATEMENTS

Set forth below.


PART III

ITEM 1. INDEX TO EXHIBITS.

3.1  Articles  of  Incorporation  of  Spirit  Exploration,  Inc.,  as  amended

3.2 Constitution of the Company for ECUADORGOLDCORP, S.A. (translated from Spanish)

3.3  By-laws  of  Spirit  Exploration,  Inc.

10.1 Employment Agreement between Spirit Exploration, Inc. and Peter Laipnieks dated April 11, 2007.

10.2 Employment Agreement between Spirit Exploration, Inc. and Terry Fields dated April 11, 2007.

10.3 Consulting Agreement between Spirit Exploration, Inc. and Resource Buyers and Distribution, Inc. dated April 11, 2007

10.4 Assignment and Operating Agreement between Spirit Exploration, Inc. and Minera del Pacifico Noroeste S.A. dated April 21, 2007

10.5 Engagement Agreement Spirit Exploration and IBK Capital Corp. dated October 19, 2007

10.6 Letter of Intent Spirit Exploration, Inc. and Franzosi, S.A. dated October 30, 2007

10.7 Service Agreement between Spirit Exploration, Inc. and Goal Capital LLC dated November 15, 2007

10.8 Consulting Agreement between Spirit Exploration, Inc. and Wakabayashi Fund LLC dated October 18, 2007 (public relations)

10.9 Consulting Agreement between Spirit Exploration, Inc. and Wakabayashi Fund LLC dated October 18, 2007

21   Subsidiaries  of  the  company

ITEM 2. DESCRIPTION OF EXHIBITS

Set forth below.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SPIRIT  EXPLORATION,  INC.
                                        (Registrant)


Date:  December 12, 2007      By:  \s\ Peter Laipnieks
       ---------------------       -------------------------
                                   Peter  Laipnieks
                                   As  its  President

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS


                                    CONTENTS

Financial Statements:

Report of Independent Registered Public Accounting Firm. ....................F-1

Consolidated Balance Sheets as of September 30, 2007 and
December 31, 2006. ..........................................................F-3

Consolidated Statements of Operations for the nine months
ended September 30, 2007, year ended December 31, 2006 and
Inception of Exploration Stage on January 1, 2006 through
September 30, 2007. .........................................................F-4

Consolidated Statements of Changes in Stockholders' Equity
from inception of exploration Stage to September 30, 2007. ..................F-5

Consolidated Statements of Cash Flows for the nine months
ended September 30, 2007, fiscal year ended December 31,
2006 and Inception of Exploration Stage on January 1, 2006
through September 30, 2007. .................................................F-6

Notes to Financial Statements. ......................................F-7 to F-17

                              GRUBER & COMPANY LLC

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE Board of Spirit Exploration, Inc.:

We have audited the accompanying balance sheet of Spirit Exploration, Inc.(An Exploration Stage Company) as of September 30, 2007 and December 31, 2006, and the related statements of operations, stockholders equity and cash flows for the periods then ended and from inception of the Exploration Stage of January 1, 2006 to September 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spirit Exploration, Inc. as at September 30, 2007 and December 31, 2006 and the results of its' operations and its' stockholders equity and cash flows for the years then ended and from inception of the Exploration Stage of January 1, 2006 to September 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 2 to these financial statements the Company has incurred recurring losses. This raises substantial doubt about its ability to continue as a going concern. Managements' plans in dealing with this are also discussed. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

\s\ Gruber & Company
-------------------------------------------
Gruber & Company, LLC Saint Louis, Missouri
December 11, 2007

                            SPIRIT EXPLORATION, INC.
                         (AN EXPLORATION STAGE COMPANY)

                           Consolidated Balance Sheets

                                         September30, 2007    December31, 2006
                                         -------------------  ------------------

ASSETS
Current assets:
Cash                                     $           70,495   $               -
Note receivable                                     385,057                   -
                                         -------------------  ------------------
Total current assets                                455,552                   -

Equipment                                            74,549                   -
                                         -------------------  ------------------

      Total Assets                       $          530,101   $               -
                                         ===================  ==================

LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accruals            $          713,672   $           3,778
Convertible Note payable                                  -              84,375
Loans payable                                       988,059                   -
Accrued Derivative Liability                        137,259                   -
                                         -------------------  ------------------
Total current liabilities                         1,838,990              88,153
                                         -------------------  ------------------


Stockholders' Equity (deficit):
Common stock; $.001 par value;
    300,000,000 shares authorized and
    7,940,800 and 153,800 issued and
    outstanding as of September 30,
    2007 and December 31, 2006,
    respectively                                     47,940                 154
Additional paid-in capital                       44,924,664                   -
Deficit Accumulated During Exploration
    Stage                                       (46,281,493)            (88,307)
                                         -------------------  ------------------

Total stockholders' equity (deficit)             (1,308,889)            (88,153)
                                         -------------------  ------------------

      Total liabilities and
        stockholders' deficit            $           30,101   $               -
                                         ===================  ==================

The  accompanying  notes  are  an  integral  part  of  the financial statements.

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                      Consolidated Statements of Operations

                                                                                  Inception of
                                                                                  Exploration Stage at
                                                             January 1, 2006      January 1, 2006
                                       Nine Months Ended     Through              Through
                                       September 30, 2007    December 31, 2006    September 30, 2007
                                       --------------------  -------------------  ----------------------

Sales                                  $                 -   $                -   $                   -

Cost of goods sold                                       -                    -                       -
                                       --------------------  -------------------  ----------------------

Gross profit                                             -                    -                       -
Operating expenses:
  Accrued Management fees                          120,000                    -                 120,000
  Personnel and wages                              223,413                    -                 223,412
  Selling, general and administrative              418,897                3,778                 422,675
                                       --------------------  -------------------  ----------------------
                                                   762,310                3,778                 766,088
                                       --------------------  -------------------  ----------------------

Loss from operations                              (762,310)              (3,778)               (766,088)

Other (expense) income:
  Impairment on Mineral Rights                  45,430,876                    -              45,530,876
  Loss of Derivative Liability                     137,259                    -                 137,259
  Interest (expense) income                              -                    -                       -
                                       --------------------  -------------------  ----------------------
                                                45,440,876                    -              45,440,876

Net loss before taxes                          (46,193,186)                   -             (46,196,964)

Income tax expense                                       -                    -                       -
                                       --------------------  -------------------  ----------------------

Net Loss                               $       (46,193,186)  $           (3,778)  $         (46,196,964)
                                       ====================  ===================  ======================

Loss per share, basic and diluted      $              (.97)  $             (.02)  $                (.97)
                                       ====================  ===================  ======================

Weighted average number
  of common shares outstanding,
  basic and diluted                             47,603,800              153,800              47,603,800
                                       ====================  ===================  ======================

    The accompanying notes are an integral part of the financial statements.

                            SPIRIT EXPLORATION, INC.
                         (AN EXPLORATION STAGE COMPANY)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
         FOR THE PERIOD FROM JANUARY 1, 2006 THROUGH SEPTEMBER 30, 2007




                                                                       DEFICIT
                                                                      ACCUMULATED
                                      COMMON STOCK      ADDITIONAL      DURING
                                   -------------------    PAID-IN     DEVELOPMENT
                                     SHARES    AMOUNT     CAPITAL        STAGE          TOTAL
                                   ----------  -------  -----------  -------------  -------------
Balance, January 1, 2006              153,800  $   154  $         -  $    (88,307)  $    (88,153)

Balance, January 1, 2007              153,800  $   154  $         -  $    (88,307)  $    (88,153)

Issuance of common stock for cash  24,000,000   24,000       76,000                      100,000

Issuance of common stock for
   Legal services                     750,000      750            -             -            750

Issuance of common stock on
   Conversion of note               3,450,000    3,450            -             -          3,450

Issuance of common stock for cash     336,000      336      167,664             -        168,000

Issuance of common stock on
   Conversion of note and cash      4,000,000    4,000    1,196,000             -      1,200,000

Issuance of common stock for
   Mineral properties              15,000,000   15,000   43,485,000             -     43,500,000

Issuance of common stock for
   Consulting services                250,000      250            -             -            250

Net loss for the period                     -        -            -   (46,193,186)   (46,193,186)
                                   ----------  -------  -----------  -------------  -------------

Balance, September 30, 2007        47,939,800  $47,940  $44,924,664  $(46,281,493)  $ (1,308,889)
                                   ----------  -------  -----------  -------------  -------------

The accompanying notes are an integral part of the financial statements.

                            Spirit Exploration, Inc.
                         (an exploration stage company)

                      Consolidated Statements of Cash Flows

                                                                               Inception of
                                                                               Exploration Stage on
                                                                               January 1, 2006 to
                                                September 30,   December 31,   September 30,
                                                         2007           2006                   2007

CASH FLOWS FROM (USED IN)
OPERATING ACTIVITIES
  Loss for the period                             (46,193,186)        (3,778)           (46,196,194)
    Common stock issued for acquisition            43,500,000              -             43,500,000
    Common stock issued for services and debt           4,450              -                  4,450
    Non-cash item:
        Loss on derivative liability                  137,259              -                137,259

  Changes in non-cash working capital
    Note receivable                                  (385,057)             -               (385,057)
  Accounts payable and accrued liabilities            709,894          3,778                713,672
                                                --------------  -------------  ---------------------

Cash flows from operating activities               (2,226,640)             -             (2,226,640)
                                                --------------  -------------  ---------------------

CASH FLOWS USED IN INVESTING ACTIVITIES
  Purchase of equipment                               (74,549)             -                (74,549)
                                                --------------  -------------  ---------------------

                                                      (74,549)             -                (74,549)
                                                --------------  -------------  ---------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Common Stock                        1,468,000              -              1,468,000
  Increase in Loans Payable                           988,059                               988,059
  Reduction of Debt                                   (84,375)             -                (84,375)
                                                --------------  -------------  ---------------------

                                                    2,371,684              -              2,371,684
                                                --------------  -------------  ---------------------

NET INCREASE IN CASH                                   70,495              -                 70,495

CASH - beginning of the period                              -              -                      -
                                                --------------  -------------  ---------------------

CASH - end of the period                               70,495              -                 70,495
                                                ==============  =============  =====================

The accompanying notes are an integral part of the financial statements.

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  1  BACKGROUND, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION
--------------------------------------------------------------------------------

Spirit Exploration, Inc. was incorporated on March 10, 1970 in the state of Utah, and reincorporated in the state of Nevada on March 24, 1998. In 2006 the name was changed to Spirit Exploration, Inc. The Company currently trades on the "pink sheets" under the symbol "SPXP.PK".

(A)  ORGANIZATION  AND  BASIS  OF  PRESENTATION
----------------------------------------------

Spirit Exploration, Inc. (an exploration stage company) (the "Company"), through its 99% owned subsidiary ECUADORGOLDCORP, S.A. ("Ecuadorgold"), is a natural resource exploration company with an objective of acquiring, exploring and if warranted and feasible, developing natural resource properties. Activities during the exploration stage include developing the business plan, raising capital, acquiring mining properties in Ecuador.

The consolidated financial statements include the accounts of the Company and Ecuadorgold. Intercompany accounts and transactions have been eliminated in consolidation.

History  of  the  Company

The Company was originally incorporated on March 10, 1970 for the purpose of raising capital to develop and possibly put into production certain oil and mineral deposits. The Company was unable to raise development money and the Company's operations ceased and the mineral deposits were abandoned. On June 4, 1997 the Company acquired Krystar International Ltd. (Krystar) in exchange for 6,000,000 shares of common stock. Krystar had proprietary ownership of a technology that transported minerals using Boundary Air/Laminar Flow Technology. On September 24, 1997, the Board of Directors of the Company discontinued the operations of Krystar and the 6,000,000 shares of common stock were cancelled. On June 23, 1997, the Company acquired all of the outstanding shares of Chow's Consulting Corporation for 90,000 common shares of its common stock. The only asset of Chow's was a mining claim that has since been deemed worthless and Chow's was dissolved.

On October 14, 1997 the Company changed its name from Dynasty Oil and Minerals Corporation to Global Telephone Communication, Inc. The Company's focus at that time was to seek and develop opportunities in the IT (Information Technology), telecommunications, and Internet industries. On March 24, 1998, the Company reincorporated in Nevada by merging into Global Telephone Communication, Inc., a newly formed Nevada corporation.

Prior to approximately January 1, 2003, the Company as Global Telephone Communication, Inc. was an operating company with its common shares listed for trading on the OTCBB market. The company failed to remain current on its SEC filing requirements and as a result was demoted to the Pink Sheets. The Company has not filed any periodic reports since the report filed for the quarter ended September 30, 2002. Subsequently, the Company ceased all business operations and has been dormant since approximately January 1, 2003. During the same period, all the Company's officers and directors ceased acting on behalf of the Company and abandoned their obligations to the Company and its shareholders. As a result, the Company was considered to be dormant from approximately January 1, 2003 to December 31, 2005.

Since January 1, 2006, the Company is in the exploration stage and has commenced its current business plan. The Company formed and is the 99% owner of Ecuadorgoldcorp., an Ecuadorian corporation which is the operating subsidiary of the Company. Ecuadorgoldcorp is the entity undertaking the Company's mining operations in Ecuador. The Company's common shares are currently listed for trading on the Pink Sheets under the symbol SPXP.PK.

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  1  BACKGROUND, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION
--------------------------------------------------------------------------------
(CONTINUED)
-----------

(B)  USE  OF  ESTIMATES
-----------------------

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C)  CASH  AND  CASH  EQUIVALENTS
---------------------------------

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(D)  INCOME  TAXES
------------------

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(E)  LOSS  PER  SHARE
---------------------

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Per share amounts have been adjusted to reflect the 1:660 reverse stock split approved and effective on May 20, 2006.

(F)  LONG-LIVED  ASSETS
-----------------------

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 "Accounting for Goodwill and Other
Intangible Assets" and "Accounting for Impairment or Disposal of Long-Lived Assets" ("SFAS 142 and 144"). In accordance with SFAS 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, goodwill and intangible assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets.

(G)  FOREIGN  CURRENCY  TRANSLATION
-----------------------------------

In accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS 52"), the Company has determined that its functional currency is the United States Dollar.

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  1  BACKGROUND, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION
--------------------------------------------------------------------------------
(CONTINUED)
-----------

(H)  BUSINESS  SEGMENTS
-----------------------

The Company operates in one segment and therefore segment information is not presented.

(I)  CONCENTRATION  OF  CREDIT  RISK
------------------------------------

At September 30, 2007, the Company had total cash of $70,495 in a United States bank which is uninsured.

(J)  RECENT  ACCOUNTING  PRONOUNCEMENTS
---------------------------------------

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES" ("FIN 48"), an interpretation of FAS 109,"ACCOUNTING FOR INCOME TAXES." FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the law is uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. FIN 48 is effective for fiscal years beginning after December 15, 2006 and has no current applicability to the Company's financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "FAIR VALUE MEASUREMENTS" ("SFAS 157"). SFAS 157 addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands the required disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS 157.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "EMPLOYERS' ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS" ("SFAS 158"), an amendment of FASB Statements of Financial Accounting Standards Nos. 87, 88, 106 and 132(R). SFAS 158 requires (a) recognition of the funded status (measured as the difference between the fair value of the plan assets and the benefit obligation) of a benefit plan as an asset or liability in the employer's statement of financial position, (b) measurement of the funded status as of the employer's fiscal year-end with limited exceptions, and (c) recognition of changes in the funded status in the year in which the changes occur through comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure the plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. SFAS 158 has no current applicability to the Company's financial statements.

In September 2006, the Securities Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. When the effect of initial adoption is material, companies will record the effect as a cumulative effect adjustment to beginning of year retained earnings and disclose the nature and amount of each individual error being corrected in the cumulative adjustment.

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  1  BACKGROUND, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION
--------------------------------------------------------------------------------
(CONTINUED)
-----------

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES" ("SFAS 159"), an amendment of FASB Statement of Financial Accounting Standards No. 115. SFAS 159 addresses how companies should measure many financial instruments and certain other items at fair value. The objective is to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. Management is assessing the impact of the adoption of SFAS 159.

(K)  EQUIPMENT  AND  DEPRECIATION
---------------------------------

Equipment is recorded at cost, and depreciation is provided on a declining-balance basis over its estimated useful life.

NOTE  2  GOING  CONCERN
-----------------------

As reflected in the accompanying financial statements, the Company is in the exploration stage with no revenue and a negative cash flow from operations of $1,308,889 for the period from January 1, 2006 through September 30, 2007 (which reflects the operations of the current business). This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding (See Note 4) and implement its strategic plans (see Note 3) to provide the opportunity for the Company to continue as a going concern.

NOTE  3  MINERAL  PROPERTIES  AND  IMPAIRMENT  ON  MINERAL  RIGHTS
------------------------------------------------------------------

Effective April 21, 2007 the Company entered into an Assignment and Operating Agreement (the "Operating Agreement") with Minera Pacifico Noroeste, S.A. ("Pacifico"), pursuant to which the Company acquired certain assets relating to mining concessions and interests and related obligations including the Muluncay Project, the Maria Olivia Project and the Kylee concession, all subject to certain mortgages and obligations. Under the terms of the Agreement with Pacifico, the Company through its subsidiary ECUADORGOLDCORP., S.A. acquired a 100 % interest in the operating mines and related assets. The purchase consideration for the interest consisted of 15,000,000 restricted common shares which the Company valued at market on the date of issue or a total of $43,500,000.

Under accounting guidelines promulgated by the US Securities and Exchange Commission in Industry Guide 7, as well as the Financial Accounting Standards Board ("FASB"), the Company is not permitted to capitalize the value of the mining rights until such point as they are "proven" or at least "probable" reserves. While the Company's evaluation of the properties as set forth in its industry standard 43-101 reports on both the Muluncay and the Maria Olivia Properties provides evidence of substantial "inferred reserves", current accounting and disclosure rules prohibit the Company from including those as assets on its balance sheet. The recoverability of capitalized costs would likely be insupportable under Financial Accounting Standard 121 ("FASB 121"), prior to the determination of a commercially minable deposit, particularly as contemplated by the SEC's Industry Guide for a mining company in the exploration stage. As a consequence, the SEC Staff has advised that those costs should be expensed as incurred during the exploration stage under generally accepted accounting rules.

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  3  MINERAL  PROPERTIES  AND  IMPAIRMENT  ON  MINERAL  RIGHTS  (CONTINUED)
-------------------------------------------------------------------------------

The three primary properties in the Muluncay Project (the "Lopez" mine, the "Esperanza" mine and the "Asanza" mine) acquired by the Company included mortgages payable on the properties which at the time of acquisition from Pacifico as part of the Operating Agreement totaled $1,560,000. At September 30, 2007, the balance remaining owed on these mortgages was approximately $1,155,000. Pacifico has entered into an Assignment and Assumption Agreement with Ecuadorgoldcorp, S.A., the Company's 99% subsidiary, which assigned these properties to Ecuadorgoldcorp on behalf of the Company, and pursuant to which the Company agreed to pay the balance of these mortgages from the first proceeds of financing received by the Company. As the properties are part of the expense recorded on the Company's Consolidated Income Statement, the mortgages are included within that expense and are not set out as a separate liability of the Company.

As part of the Operating Agreement, the Company also agreed to obtain capitalization and funding required for the operation of the properties, including without limitation development, exploration and mining operations for the properties. Such funding shall be pursuant to mutually agreed upon budgets between the Company and Pacifico. Pacifico will remain the operator on all properties of the Company in Ecuador in consideration for (i) reimbursement of all expenses incurred on the projects at cost plus 10%, (ii) fee of the lower of 10% of the net revenues or $10,000 per month, (iii) $10,000 per month for the first twelve months, which is deferred until the earlier of April 11, 2008 or funding of the Company (fees payable after that shall be negotiated between Pacifico and the Company) and (iv) a 3% Net Smelter Return Royalty for 30 years or the life of the property.
   In the event of any material default on the Operating Agreement, the offended party may immediately terminate the Agreement. Upon any such termination, the fees and expenses, including without limitation the Net Smelter Return Royalty, are immediately terminated and neither party would have any further rights or obligations with respect to the other.

The Company's mineral properties currently consist of its two major projects - the Muluncay Project and the Maria Olivia Project, as well as the Kylee project and several optioned properties including Fierro Urco I, Fierro Urco II and Campo de Oro.

Muluncay  Project
-----------------

The Muluncay Project consists of the acquisition of three mines and a flotation processing plant in Southern Ecuador. This initial acquisition has provided properties from which the Company has already started the production of gold concentrate, with revenues actually received in the period subsequent to the period ended September 30, 2007. The Muluncay mines are presently being upgraded. This area has historically yielded in excess of 4.5 million oz. of gold from epithermal gold/silver vein systems. Spirit's holding encompasses 2100 hectares.

The Company plans to undertake production of the Muluncay production in three phases:

1. Initially through continuation of mine preparation and modernization with equipment for proper mining excavation for the tonnage required for the production plant(s). The Company intends to acquire 100 hectares for the new Central Processing Plant for growth and tailing ponds to fulfill the required Environmental Impact Studies for this future site. The Company will acquire new equipment to bring the current plant to 150 tons per day at the Company's Esperanza location and acquire equipment for the new flotation plant that will begin under construction during Phase 2.

2. In Phase 2, the Company intends to construct a new central flotation plant, with clearing of land, preparation of utilities and pouring footers to begin immediately. During concrete curing, the Company will begin tailing pond preparation and equipment transportation to the site. The Company will then begin on site assembly of

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  3  MINERAL  PROPERTIES  AND  IMPAIRMENT  ON  MINERAL  RIGHTS  (CONTINUED)
-------------------------------------------------------------------------------

tanks and crushing line assembly for installation. The Company intends to apply equipment in order of placement and continue through a test run of plant at 250 tons per day operation.

3. In Phase 3, the Company will continue the mine development and slashing process to continue to create proper ore feed. The Company will develop holding deposits for extracting ore for proper blending for the plant. After plant runs at approximately 250 tons per day for 90 consecutive days, the Company will begin the process to add additional equipment to raise production to 500 tons per day. Ore volume per day will dictate the growth stages (50 ton tanks can be added quickly) based on the mining progress for vein quality

Maria  Olivia  Project
----------------------

The  Company also acquired from Pacifico another concession - the "Maria Olivia"
- in the same region. Both the Muluncay Project and the Maria Olivia Project are open to depth and management of the Company believes that both projects could yield substantial reserves. The Company has signed a letter of intent to joint venture this project with Franzosi S.A., an exploration company based in Quito, Ecuador. Maria Olivia has similar geology, structures and mineralization as Muluncay. Franzosi has agreed to provide a total of $4,800,000 in funding through the four planned stages of production to finance completion and production in the Maria Olivia concession.

The Company plans to undertake production of the Maria Olivia concession production in four phases:

1. Initially in Phase 1 through startup exploration, completion of an environmental impact study, undertaking soil and water studies to begin with laboratory results and engaging mining engineers to begin surface evaluations for possible entry points of the main tunnel.

2. In Phase 2, the Company will put its drill program into place. This will including (i) hiring a drill team with an approved North American Geologist to prepare cores for booking and lab preparation; (ii) building a security shelter for cores and equipment; (iii) moving equipment on site and beginning drilling;
(iv) preparing a model from drilling results of the ore body after the first 16,000 feet have been drilled and sampled; (v) beginning calculation of provable resources based upon early lab reports; (vi) starting a second round of drilling (16,000 feet); (vii) using these results to assure mining tonnage and grade for valuations and (viii) repeating the above based upon distance, depth and width of findings.

3. In Phase 3, the Company will begin underground extraction (mining). The Company will need to complete an environmental impact study for extraction. The Company's mining engineers will begin construction for the entry of the main tunnel and its mechanical engineers will approve final drawings of the flotation processing plant. Key paperwork will be completed include approval of budgets, flow charts and objectives from financing to construction, and setting production objectives.

4. In the final Phase 4, the Company will begin construction of a 200 ton plant and mining extraction. Included in this phase will be (i) setting footers for 400 ton per day Processing flotation plant; (ii) purchasing equipment to set 200 ton per day in this Phase; (iii) developing a tailings pond for five year production at 200 ton per day for a key impact study; (iv) providing rail, water, air and electricity mine for extraction of a 200 ton per day operation;
(v) building a laboratory on site and (vi) setting a security perimeter around the active plant and mine area

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  3  MINERAL  PROPERTIES  AND  IMPAIRMENT  ON  MINERAL  RIGHTS  (CONTINUED)
-------------------------------------------------------------------------------

Kylee  Concession
-----------------

The Company also acquired the Kylee Concession from Pacifico subject to a mortgage. This project contains at least one major vein of 1 m width, and is suggested to be 2.3 km long, trending from northeast to southwest, width of vein suggests strength, continuity and depth. The Company's current workings are on a vein exposed along Quebrada Zuro of Rio San Francisco, which lies northeast of the major river, Rio Jubones. There are possible parallel veins in Quebrada Cuchicorral, which appears to be a gully trending northwest where another vein may exist. The area has not been explored for parallel structures which may host similar mineralization. The Company's proposed exploration program would consist of stream sediment sampling of all creeks in the concession, where accessible, at approximately 100 m separation along each creek.

Optioned  Properties
--------------------

The Company has acquired and has options to acquire other mineral production and exploration properties as referenced more fully below in Ecuador totaling in excess of 80,000 hectares. These optioned properties include Fierro Urco I, Fierro Urco II and Campo de Oro.

NOTE  4  NOTES  AND  LOANS  PAYABLE
-----------------------------------

In 2000, the Company issued a convertible note (the "2000 Note") with an original principal amount of $35,000 bearing interest at prime plus 0.5% per year, compounded annually. The holder had the ability to demand repayment at any time. The holder could at any time convert all or any portion of the outstanding balance of the Note (but not less than $50,000 unless the remaining balance of the Note is less than such amount), including accrued but unpaid interest thereon, into shares of the Company's common stock. The conversion price was the lower of (i) $1.30 per share, adjusted for stock splits and reverse stock splits, and (ii) 80% of the five day trailing average of the Company's common stock on the date notice of conversion is delivered to the Company. Effective February 8, 2007, the Company issued 3,375,000 to accredited investors upon conversion of the 2000 Note.

On April 30, 2007, the Company issued a note to Terry Fields, the Company's Chief Executive Officer, for a loan of $113,000. The Loan is payable on demand without interest and is unsecured.

On June 20, 2007, the Company issued a note to Resource Buyers an d Distribution, Inc. for a loan of $35,000. The Loan is payable on demand without interest and is unsecured.

On June 26, 2007, the Company issued a note to Webworks for a loan of $300,000. The Loan is payable on demand and bears interest of 8% per annum and is unsecured. Terry Fields, the Company's Chief Executive Officer, and Peter
Laipnieks, the Company's President, each guaranteed $75,000 of the Webworks' obligation.

On July 15, 2007, the Company issued a note to David Aisenstat for a loan of $234,188.34. As additional consideration on the loan, David Aisenstat was issued 250,000 shares of the Company's common stock. The Loan is payable at a rate of $50,000 a month starting in September 2007. It is without interest and is unsecured. The obligation to Mr. Aisenstat is secured by a guarantee by Terry Fields, the Company's Chief Executive Officer, and Peter Laipnieks, the Company's President.

On September 30, 2007, the Company issued a note to Peter Laipnieks, the Company's President, for a loan of $87,774. The Loan is payable on demand without interest and is unsecured.

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  5  NOTE  RECEIVABLE
-------------------------

The Company was also obligated under a convertible note issued in 2002 (the "2002 Note") with an original principal amount of $19,000 bearing interest at 9% per year, compounded annually. The holder had the ability to demand repayment at any time. The holder could at any time convert all or any portion of the outstanding balance of the Note including accrued but unpaid interest thereon, into shares of the Company's common stock. Effective February 10, 2007, the Company issued 4,000,000 shares of common stock to accredited investors upon conversion of the 2002 Note. In addition to cancellation of the 2002 Note, the Company received a Note Receivable for $1,200,000. Of that amount, $814,853 had been paid to the Company at September 30, 2007. The remaining $385,147 is listed as a Note Receivable on the Company's consolidated balance sheet.

NOTE  6  DERIVATIVE  LIABILITY
------------------------------

On May 1, 2007, the Company issued warrants to purchase a total of 2,512,500 shares to four accredited investors exercisable for 5 years at $1.00 per share. 1,600,000 of these options were issued to the Company's founders, 800,000 were issued in connection with consulting services and 112,500 were issued for legal services.
The Company is accounting for the warrants as derivative liabilities in accordance with Statement of Financial Accounting Standards 133, "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company's Own Stock."
 The fair value of the warrants was determined to be $137,259 utilizing the Black-Scholes stock option valuation model. The significant assumptions used in the valuation are: the exercise price as noted above; the stock price as of September 30, 2007; expected volatility of 66%; risk free interest rate of approximately 4.50%; and a term of five years.

NOTE  7  STOCKHOLDERS'  EQUITY  (DEFICIT)
-----------------------------------------

Authorized:
     300,000,000  common  shares  with  a  par  value  of  $0.001

                                               $
                                          ----------
          Issued  47,939,800  shares          47,940
          Paid-in  capital                45,108,054
                                          ----------
                                          45,155,994
                                          ==========

On November 11, 2005, the Company issued 82,028 shares of common stock to three accredited investors for consulting services valued at $56,006.25 ($0.68 per share).

On May 20, 2006 the Company affected a 1:660 reverse stock split. All share and per share amounts have been retroactively restated.

Effective February 8, 2007 the Company issued 24,000,000 shares to or on behalf of three accredited investors for a total of $100,000 ($0.004 per share). Two of the investors were the Company's officers and directors.

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  7  STOCKHOLDERS'  EQUITY  (DEFICIT)  (CONTINUED)
------------------------------------------------------

Effective February 8, 2007, the Company issued 750,000 shares to the Company's legal counsel, an accredited investor, in consideration for legal services valued at $3,125 ($0.004 per share).

On February 8, 2007, the Company issued 75,000 shares to an accredited investor in connection with an agreement to sell a convertible note for $35,000. The Company valued these shares at $313 ($0.004 per share).

Effective February 8, 2007, the Company issued 3,375,000 shares to four accredited investors upon conversion of a convertible note issued in 2000 with an original principal amount of $50,000 and together with interest valued at $83,000 ($0.025 per share).

Effective April 3, 2007, the Company issued 4,000,000 shares to three accredited investors upon conversion of a convertible note originally issued in 2002 with an original principal amount and interest due of $30,092.98, for a promissory note of $1,200,000 ($0.30 per share).

Between April 5, 2007 and June 22, 2007, the Company sold a total of 336,000 shares to six accredited investors at $.50 per share or total consideration of $168,000.

Effective May 1, 2007, the Company issued warrants to purchase a total of 2,512,500 shares to four accredited investors exercisable for 5 years at $1.00 per share. 1,600,000 of these options were issued to the Company's founders, 800,000 were issued in connection with consulting services and 112,500 were issued for legal services.

Effective September 21, 2007, the Company issued 15,000,000 shares in connection with the acquisition of mining properties in Ecuador. These shares were valued at $2.90 per share or $43,500,000. These shares were issued into escrow to be further distributed to a limited number of concession holders in Ecuador, which was subsequently completed to a total of 72 persons or entities, all but 24 of which were non United States persons and were related to the Company's operations in Ecuador.

Effective September 21, 2007, the Company issued 250,000 shares to an accredited investor as a consulting fee.

SHARE  PURCHASE  WARRANTS


                                                            Weighted
                                                            Average
                                             Number         Exercise
                                             of  Warrants   Price
                                             ------------   --------
BALANCE, DECEMBER 31, 2006                            --    $    --
Granted
   May 1, 2007                                 2,512,500       1.00
                                             ------------   --------
BALANCE, September 30, 2007                    2,512,500    $  1.00
                                             ============   ========

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  8  RELATED  PARTY  TRANSACTIONS
-------------------------------------

Effective April 11, 2007, the Company entered into an employment agreement with the President which calls for a salary of $10,000 per month for the first twelve months, which payment is deferred until April 11, 2008 or until funding of the Company, whichever is earlier. Commencing on April 11, 2008, the Company will pay the President's base compensation in the gross amount of $20,000 per month. Thereafter Base Compensation shall increase by 5% annually. The President also received a grant of 800,000 stock options exercisable for five years into shares of the Company's common stock at $1.00 per share. The President is also entitled to other benefits granted to executive officers and to a bonus of up to 50% of base compensation based on the Company's performance.

Effective April 11, 2007, the Company entered into an employment agreement with the Chief Executive Officer and Secretary which calls for a salary of $10,000 per month for the first twelve months, which payment is deferred until April 11, 2008 or until funding of the Company, whichever is earlier. Commencing on April 11, 2008, the Company will pay the officer's base compensation in the gross amount of $20,000 per month. Thereafter Base Compensation shall increase by 5% annually. The officer also received a grant of 800,000 stock options exercisable for five years into shares of the Company's common stock at $1.00 per share. The Chief Executive Officer and Secretary is also entitled to other benefits granted to executive officers and to a bonus of up to 50% of base compensation based on the Company's performance.

On April 30, 2007, the Company issued a note to Terry Fields, the Company's Chief Executive Officer, for a loan of $113,000. The Loan is payable on demand without interest and is unsecured.

On June 26, 2007, the Company issued a note to Webworks for a loan of $300,000. The Loan is payable on demand and bears interest of 8% per annum and is unsecured. Terry Fields, the Company's Chief Executive Officer, and Peter
Laipnieks, the Company's President, each guaranteed $75,000 of the Webworks' obligation.

On July 15, 2007, the Company issued a note to David Aisenstat for a loan of $234,188.34. As additional consideration on the loan, David Aisenstat was issued 250,000 shares of the Company's common stock. The Loan is payable at a rate of $50,000 a month starting in September 2007. It is without interest and is unsecured. The obligation to Mr. Aisenstat is secured by a guarantee by Terry Fields, the Company's Chief Executive Officer, and Peter Laipnieks, the Company's President.

On September 30, 2007, the Company issued a note to Peter Laipnieks, the Company's President, for a loan of $87,774. The Loan is payable on demand without interest and is unsecured.

                            SPIRIT EXPLORATION, INC.
                          (AN EXPLORATION STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         PERIOD ENDED SEPTEMBER 30, 2007
                         -------------------------------

NOTE  9  SUBSEQUENT  EVENTS
---------------------------

Effective October 19, 2007, the Company issued 5,000 shares to an accredited investor as a finders' fee.

Effective November 9, 2007, the Company issued 50,000 shares to an accredited investor for consulting services.

Effective November 9, 2007, the Company issued 1,000 shares to the Company's transfer agent for a termination fee as the Company's transfer agent.

Effective November 21, 2007, the Company issued 30,000 shares to an accredited investor for consulting services.

On November 26, 2007, the Company, received a firm commitment for the placement of $20,000,000 in asset-backed notes (the "Notes") and $10,000,000 in equity financing. The Notes will bear interest at 15% per annum and will be paid semi-annually. The Notes will be secured by the assets constituting the Muluncay Property. The equity financing will be based upon a 17.5% discount from the 30 day weighted average trading price of the Company's common stock on November 28, 2007. The shares will be issued in accordance with Regulation S and will be subject to a requirement to file a registration statement to register the shares with the US Securities and Exchange Commission. The Company has committed to utilization the proceeds from the sale of the Notes and the equity financing for exploration and development of the Muluncay Property and other projects in Ecuador, as well as general corporate working capital.